UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

March 31, 2021

1

2

A free translation from Portuguese into English of Independent Auditor’s Review Report on Interim Financial Information prepared in Brazilian currency in accordance with NBC TG 21 and IAS 34 and the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Quarterly Information (ITR)

Independent auditor’s review report on quarterly information

To

Shareholders, Board of Director and Officers of

Cosan S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information, contained in the Quarterly Information Form (ITR) of - Cosan S.A. (“Company”) for the quarter ended March 31, 2021, comprising the statement of financial position as of March 31, 2021 and the related statements of profit or loss, of comprehensive income, of changes in equity and of cash flows for the three month period then ended, including the explanatory notes.

Management is responsible for preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement NBC TG 21 - Demonstrações intermediárias, and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the fair presentation of this information in conformity with the rules issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Information Form (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review engagements (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the quarterly information referred to above are not prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of Quarterly Information Form (ITR), and presented consistently with the rules issued by the Brazilian Securities and Exchange Commission.

3

Emphasis of matter

Restatement of Earnings per share

As mentioned in Note 16, due to the share split, the Company adjusted earnings per share and the related notes correspondents for the thee-month period ended March 31, 2020, as provided for in Brazilian Accounting Standard CPC 41 – Resultado por ação / IAS 33 – Earnings per share. Our conclusion is not qualified in respect of this matter.

Other matters

Statements of value added

The abovementioned quarterly information includes the statement of value added (SVA) for the three-month period ended March 31, 2021, prepared under Company’s Management responsibility and presented as supplementary information by IAS 34. These statements have been subject to review procedures performed together with the review of the quarterly information with the objective to conclude whether they are reconciled to the interim financial information and the accounting records, as applicable, and if its format and content are in accordance with the criteria set forth by NBC TG 09 - Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the overall interim financial information.

São Paulo, May 14, 2021.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

/s/Marcos Alexandre S. Pupo
Marcos Alexandre S. Pupo
Accountant CRC-1SP221749/O-0

4

Statements of financial position

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Assets
Cash and cash equivalents	5.1	1,249,667	1,149,267	7,933,170	4,614,053
Marketable securities	5.2	844,191	788,965	3,735,659	2,271,570
Trade receivables	5.3	—	—	2,285,407	1,585,708
Derivative financial instruments	5.10	86,858	—	382,585	156,208
Inventories	7	—	—	961,975	685,900
Receivables from related parties	5.5	130,865	286,993	94,402	71,783
Income tax receivable		150,766	141,018	261,698	178,501
Other current tax receivable	6	35,525	35,507	675,385	434,480
Dividends receivable		177,032	160,694	102,592	77,561
Sector financial assets	5.9	—	—	184,105	241,749
Other financial assets	5.4	—	779,695	69,381	848,821
Other current assets		117,683	101,673	396,752	270,065
Total current assets		2,792,587	3,443,812	17,083,111	11,436,399
Trade receivables	5.3	—	—	25,995	19,131
Restricted cash	5.2	30,012	—	59,872	—
Deferred tax assets	13	251,591	54,032	2,150,103	629,591
Receivables from related parties	5.5	575,972	473,349	283,064	199,983
Income tax receivable		—	—	145,791	836
Other non-current tax receivable	6	37,651	37,533	978,329	167,224
Judicial deposits	14	385,292	380,727	884,403	544,226
Derivative financial instruments	5.10	3,089,713	2,457,604	5,850,020	2,971,210
Other non-current assets		170,936	165,310	297,633	227,857
Investments in associates	8.1	16,250,838	11,026,580	382,640	333,705
Investments in joint ventures	9	2,259,602	2,314,537	8,145,564	7,988,208
Property, plant and equipment	10.1	62,722	61,459	14,680,228	416,996
Intangible assets and goodwill	10.2	2,022	2,191	17,503,169	10,045,296
Contract asset	10.3	—	—	602,093	695,938
Right-of-use assets	10.4	32,460	24,809	7,885,307	84,224
Total non-current assets		23,148,811	16,998,131	59,874,211	24,324,425
Total assets		25,941,398	20,441,943	76,957,322	35,760,824

The accompanying notes are an integral part of these interim financial statements..

5

		Parent Company		Consolidated
	Note	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Liabilities
Loans, borrowings and debentures	5.6	44,863	—	2,413,080	2,352,057
Leases	5.8	7,070	11,108	533,515	20,466
Derivative financial instruments	5.10	569	7,291	225,870	293,656
Trade payables	5.7	1,323	4,066	2,309,971	1,875,192
Employee benefits payables		14,285	25,168	262,518	195,881
Income tax payables		6,909	2,571	88,421	374,339
Other taxes payable	12	109,828	125,368	427,666	367,076
Dividends payable		68,899	216,929	147,214	285,177
Concessions payable	11	—	—	159,745	—
Payables to related parties	5.5	193,655	278,740	366,835	150,484
Sector financial liabilities	5.9	—	—	92,386	91,912
Other financial liabilities		—	—	509,656	149,293
Other current liabilities		95,450	103,501	388,399	259,580
Total current liabilities		542,851	774,742	7,925,276	6,415,113
Loans, borrowings and debentures	5.6	5,971,015	—	34,162,954	13,075,170
Leases	5.8	30,544	17,037	2,553,675	59,297
Preferred shareholders payable in subsidiaries		391,187	387,044	391,187	387,044
Derivative financial instruments	5.10	114,599	124,171	114,599	124,171
Other taxes payable	12	140,827	141,233	148,397	146,895
Provision for legal proceedings	14	312,708	308,819	1,394,453	887,794
Concessions payable	11	—	—	2,855,739	—
Provision for uncovered liability of associates	8.1	331,041	458,852	—	—
Payables to related parties	5.5	7,745,942	7,096,139	—	—
Post-employment benefits	21	181	177	734,291	728,677
Deferred tax liabilities	13	—	—	3,680,685	1,271,208
Sector financial liabilities	5.9	—	—	511,124	473,999
Deferred revenue		—	—	40,393	—
Other non-current liabilities		289,611	286,064	805,197	685,642
Total non-current liabilities		15,327,655	8,819,536	47,392,694	17,839,897
Total liabilities		15,870,506	9,594,278	55,317,970	24,255,010
Shareholders' equity	15
Share capital		6,365,853	5,727,478	6,365,853	5,727,478
Treasury shares		(91,158)	(583,941)	(91,158)	(583,941)
Additional paid-in capital		(2,978,460)	(939,347)	(2,978,460)	(939,347)
Accumulated other comprehensive loss		(263,319)	(252,610)	(263,319)	(252,610)
Retained earnings		6,399,169	6,896,085	6,399,169	6,896,085
Profit for the period		638,807	—	638,807	—
Equity attributable to:
Owners of the Company		10,070,892	10,847,665	10,070,892	10,847,665
Non-controlling interests	8.2	—	—	11,568,460	658,149
Total shareholders' equity		10,070,892	10,847,665	21,639,352	11,505,814
Total shareholders' equity and liabilities		25,941,398	20,441,943	76,957,322	35,760,824

The accompanying notes are an integral part of these interim financial statements.

6

Statement of profit or loss

(In thousands of Brazilian Reais - R$, except earnings per share)

		Parent Company			Consolidated
	Note	March 31, 2021	March 31, 2020		March 31, 2021		March 31, 2020 (Restated)
Net sales	17	—	—		4,715,799		3,506,512
Cost of sales	18	—	—		(3,369,867)		(2,486,377)
Gross profit		—	—		1,345,932		1,020,135
Selling expenses	18	—	—		(158,655)		(279,396)
General and administrative expenses	18	(47,337)	(34,922)		(363,608)		(171,225)
Other expenses, net	19	(25,040)	(74,548)		(28,926)		(35,954)
Operating expenses		(72,377)	(109,470)		(551,189)		(486,575)
Result before equity in earnings of investees, finance results and taxes		(72,377)	(109,470)		794,743		533,560
Interest in earnings of associates	8.1	954,353	435,575		(1,194)		820
Interest in earnings of joint ventures	9	(54,936)	(24,159)		254,801		191,344
Equity in earnings of investees		899,417	411,416		253,607		192,164
Finance expense		(202,357)	(291,755)		(171,818)		(748,020)
Finance income		36,325	60,779		191,152		265,649
Foreign exchange, net		(729,972)	(1,406,185)		(991,459)		(1,538,025)
Net effect of derivatives		590,696	1,284,503		590,214		1,397,199
Finance results, net	20	(305,308)	(352,658)		(381,911)		(623,197)
Profit before taxes		521,732	(50,712)		666,439		102,527
Income taxes	13
Current		—	—		399,860		(125,231)
Deferred		117,075	152,962		(358,036)		139,409
		117,075	152,962		41,824		14,178
Profit for the period		638,807	102,250		708,263		116,705
Profit attributable to:
Owners of the Company		638,807	102,250		638,807		102,250
Non-controlling interests		—	—		69,456		14,455
		638,807	102,250		708,263		116,705
Earnings per share	16
Basic				R$	0.3685	R$	0.0655
Diluted				R$	0.3662	R$	0.0647

The accompanying notes are an integral part of these interim financial statements.

7

Statement of other comprehensive income

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Profit for the period	638,807	102,250	708,263	116,705
Items that are or may subsequently be reclassified to profit or loss:
Foreign currency translation differences	244,947	563,497	272,535	610,682
Gain on cash flow hedge	(255,795)	(155,635)	(256,387)	(155,635)
Change in fair value of financial assets	139	(1)	139	(1)
	(10,709)	407,861	16,287	455,046
Total comprehensive income for the period	628,098	510,111	724,550	571,751
Total comprehensive income attributable to:
Owners of the Company	628,098	510,111	628,098	510,111
Non-controlling interests	—	—	96,452	61,640
	628,098	510,111	724,550	571,751

The accompanying notes are an integral part of these interim financial statements.

8

Statement of changes in equity

(In thousands of Brazilian Reais - R$)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Total	Non-controlling interest	Total equity
At January 1, 2021	5,727,478	(583,941)	737	(940,084)	(252,610)	42,593	6,334,427	171,021	348,044	—	10,847,665	658,149	11,505,814
Profit for the period	—	—	—	—	—	—	—	—	—	638,807	638,807	69,456	708,263
Other comprehensive income: (note 15)
Loss on cash flow hedge	—	—	—	—	(255,795)	—	—	—	—	—	(255,795)	(592)	(256,387)
Foreign currency translation differences	—	—	—	—	244,947	—	—	—	—	—	244,947	27,588	272,535
Change in fair value of financial assets	—	—	—	—	139	—	—	—	—	—	139	—	139
Total comprehensive income for the period	—	—	—	—	(10,709)	—	—	—	—	638,807	628,098	96,452	724,550
Transactions with owners of the Company
Contributions and distributions:
Capital increase (Note 15)	638,375	—	—	(638,375)	—	—	—	—	—	—	—	1,750	1,750
Cancellation of treasury shares (Note 15)	—	496,916	—	—	—	—	(496,916)	—	—	—	—	—	—
Share options exercised	—	645	—	1,543	—	—	—	—	—	—	2,188	—	2,188
Dividends	—	—	—	—	—	—	—	—	—	—	—	(3,407)	(3,407)
Treasury shares acquired (Note 15)	—	(4,778)	—	—	—	—	—	—	—	—	(4,778)	—	(4,778)
Corporate reorganization (Note 1.2)	—	—	—	(1,400,557)	—	—	—	—	—	—	(1,400,557)	10,836,134	9,435,577
Share-based payment transactions	—	—	—	1,564	—	—	—	—	—	—	1,564	964	2,528
Total contributions by and distributions to owners of the Company	638,375	492,783	—	(2,035,825)	—	—	(496,916)	—	—	—	(1,401,583)	10,835,441	9,433,858
Transactions with owners of the Company
Change of shareholding interest in subsidiary (Note 8.2)	—	—	—	(3,288)	—	—	—	—	—	—	(3,288)	(21,582)	(24,870)
Total changes in ownership interests	—	—	—	(3,288)	—	—	—	—	—	—	(3,288)	(21,582)	(24,870)
Total transactions with owners of the Company	638,375	492,783	—	(2,039,113)	—	—	(496,916)	—	—	—	(1,404,871)	10,813,859	9,408,988
At March 31, 2021	6,365,853	(91,158)	737	(2,979,197)	(263,319)	42,593	5,837,511	171,021	348,044	638,807	10,070,892	11,568,460	21,639,352

The accompanying notes are an integral part of these interim financial statements.

9

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Total	Non-controlling interest	Total equity
At January 1, 2020	5,045,214	(112,785)	737	(958,738)	(349,501)	121,270	6,288,472	171,021	348,044	—	10,553,734	507,482	11,061,216
Profit for the period	—	—	—	—	—	—	—	—	—	102,250	102,250	14,455	116,705
Other comprehensive income: (note 15)
Loss on cash flow hedge	—	—	—	—	(155,635)	—	—	—	—	—	(155,635)	—	(155,635)
Foreign currency translation differences	—	—	—	—	563,497	—	—	—	—	—	563,497	47,185	610,682
Change in fair value of financial assets	—	—	—	—	(1)	—	—	—	—	—	(1)	—	(1)
Total comprehensive income for the period	—	—	—	—	407,861	—	—	—	—	102,250	510,111	61,640	571,751
Transactions with owners of the Company
Contributions and distributions:
Capital increase	—	—	—	—	—	—	—	—	—	—	—	6,666	6,666
Share options exercised	—	1,081	(1,081)	—	—	—	—	—	—	—	—	—	—
Dividends - non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(1,145)	(1,145)
Treasury shares acquired	—	(290,772)	—	—	—	—	—	—	—	—	(290,772)	—	(290,772)
Share-based payment transactions	—	—	—	3,132	—	—	—	—	—	—	3,132	18	3,150
Total contributions by and distributions to owners of the Company	—	(289,691)	(1,081)	3,132	—	—	—	—	—	—	(287,640)	5,539	(282,101)
Transactions with owners of the Company
Change of shareholding interest in subsidiary	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total changes in ownership interests	—	—	—	44,569	—	—	—	—	—	—	44,569	30,431	75,000
Total transactions with owners of the Company	—	(289,691)	(1,081)	47,701	—	—	—	—	—	—	(243,071)	35,970	(207,101)
At March 31, 2020	5,045,214	(402,476)	(344)	(911,037)	58,360	121,270	6,288,472	171,021	348,044	102,250	10,820,774	605,092	11,425,866

The accompanying notes are an integral part of these interim financial statements.

10

Statement of cash flows

(In thousands of Brazilian Reais - R$)

		Parent Company		Consolidated
	Note	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Cash flows from operating activities
Profit before taxes		521,732	(50,712)	666,439	102,527
Adjustments for:
Depreciation and amortization		2,474	2,814	311,311	143,520
Interest in earnings of associates	8.1	(954,353)	(435,575)	1,194	(820)
Interest in earnings of joint ventures	9	54,936	24,159	(254,801)	(191,344)
(Gain) loss on disposals assets		—	—	(316)	1,781
Share-based payment		2,689	2,208	6,177	3,145
Legal proceedings provision		24,013	7,288	35,459	6,945
Interest and exchange, net		306,928	375,470	400,649	659,776
Sectorial financial assets and liabilities, net	5.9	—	—	96,608	—
Provisions for employee benefits		1,626	(750)	35,355	16,298
Allowance for expected credit losses		—	—	(1,079)	7,686
Other		26	66,339	(37,995)	45,728
		(39,929)	(8,759)	1,259,001	795,242
Trade receivables		—	—	(45,005)	(32,984)
Inventories		—	—	(6,828)	(30,050)
Other current tax, net		(15,252)	(13,210)	98,432	(20,875)
Income tax (i)		12,349	(22,247)	(97,078)	(402,541)
Related parties, net		6,063	(221,814)	(16,146)	(7,506)
Trade payables		(3,156)	(3,770)	(152,515)	6,442
Employee benefits		(23,591)	(13,233)	(140,415)	(69,409)
Provision for legal proceedings		(166)	(2,469)	(19,570)	(5,327)
Other financial liabilities		—	—	(15,614)	(34,758)
Judicial deposits		(633)	(1,130)	(10,472)	27,983
Contractual obligations for assignment of credit rights		—	(132,200)	—	(132,200)
Post-employment benefits		—	—	(7,861)	(10,903)
Other assets and liabilities, net		(22,494)	(3,686)	(3,185)	(121,388)
		(46,880)	(413,759)	(416,257)	(833,516)
Net cash (used in) generated by operating activities		(86,809)	(422,518)	842,744	(38,274)
Cash flows from investing activities
Capital contribution in associates	8.1	(1,500)	(11,142)	—	(1,142)
Acquisition of subsidiary, net of cash acquired		—	—	—	(90,247)
(Purchase) sale of marketable securities		(52,254)	(158,652)	1,574,984	(449,198)
Restricted cash		(30,012)	—	24,405	—
Dividends received from associates		198,020	—	—	—
Other financial assets		—	—	8	—
Acquisition of property, plant and equipment, intangible assets and contract assets		(65)	(3,072)	(467,800)	(258,645)
Cash in the merger operation	1.2	353,601	—	8,125,855	—
Net cash generated by (used in) investing activities		467,790	(172,866)	9,257,452	(799,232)

11

Cash flows from financing activities
Loans, borrowings and debentures raised	5.6	—	—	583,128	76,108
Repayment of principal on loans, borrowings and debentures	5.6	(5,427)	(1,700,000)	(6,945,855)	(1,950,907)
Payment of interest on loans, borrowings and debentures	5.6	(134,759)	(35,203)	(513,490)	(199,603)
Payment of derivative financial instruments		(25,383)	(36,078)	(505,080)	(13,727)
Receipt of derivative financial instruments		103,738	79,857	550,961	106,243
Payment of derivative financial instruments, except debt		(218,809)	—	(218,809)	—
Receipt of derivative financial instruments, except debt		197,679	—	197,679	—
Repayment of principal on leases	5.8	(305)	(167)	(27,769)	(2,358)
Payment of interest on leases	5.8	(315)	(208)	(18,482)	(937)
Equity contribution from shareholders interest		—	—	—	75,000
Equity contribution from non-controlling interest	8.2	—	—	1,750	6,666
Related parties		(185,547)	—	—	(17,063)
Payments to redeem entity's shares		(4,778)	(290,772)	(34,529)	(290,772)
Acquisition of non-controlling interests		(6,675)	—	—	—
Dividends paid		—	—	(3,319)	(1,213)
Receipts of consideration assets		—	—	—	65,478
Net cash used in financing activities		(280,581)	(1,982,571)	(6,933,815)	(2,147,085)
Increase (decrease) in cash and cash equivalents		100,400	(2,577,955)	3,166,381	(2,984,591)
Cash and cash equivalents at beginning of the period		1,149,267	3,490,707	4,614,053	6,076,644
Effect of exchange rate fluctuations on cash held		—	(249)	152,736	247,390
Cash and cash equivalents at end of the period		1,249,667	912,503	7,933,170	3,339,443
Additional information
Income tax paid (i)		—	3,767	37,560	380,279

The accompanying notes are an integral part of these interim financial statements.

(i)	In the three-month period ended March 31, 2021, the Company paid the annual adjustment of the Income Tax and Social Contribution of 2020 using tax credits, so that the amount presented as payment in the supplementary information refers only to monthly advances based on gross revenue.

12

Statement of cash flows

(In thousands of Brazilian Reais - R$)

Non-cash transaction

  Recognition of interest on shareholder’s equity decided by Raízen Combustíveis S.A. in the amount of R$19,221.

  Acquisition of assets for construction of the natural gas distribution pipeline in the Comgás subsidiary with payment in installments in the amount of R$1,982.

  Capital contribution to the subsidiary Payly Soluções de Pagamentos S.A. in the amount of R$3,750, through the capitalization of reimbursable expenses.

  Registration of right-of-use against the lease liability in the amount of R$6,209 related to new contracts covered by the commercial lease rule.

  Acquisition of assets logistics operations with payment in installments in the amount of R$14,209 on March 31, 2021.

Disclosure of interest and dividends

The Company discloses the dividends and interest on shareholders' equity received as cash flow from investing activities, with the purpose of avoiding distortions in its cash flows from operation activities.

Interest received or paid is classified as cash flow in financing activities, as it is considered to be part of the costs of obtaining financial resources.

13

Statement of value added

(In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Revenues
Sales of products and services net of returns	—	—	5,766,154	4,340,830
Other operating revenues (expenses), net	(1,291)	(69,299)	7,526	(26,697)
Allowance for doubtful accounts	—	—	931	(7,686)
	(1,291)	(69,299)	5,774,611	4,306,447
Raw materials acquired from third parties
Cost of goods sold and services rendered	—	—	(3,259,106)	(2,483,982)
Materials, energy, third party services, others	(47,657)	(21,058)	(150,534)	(146,787)
	(47,657)	(21,058)	(3,409,640)	(2,630,769)
Gross value added	(48,948)	(90,357)	2,364,971	1,675,678

Retention
Depreciation and amortization	(2,474)	(2,814)	(311,311)	(143,520)
	(2,474)	(2,814)	(311,311)	(143,520)
Net value added	(51,422)	(93,171)	2,053,660	1,532,158

Value added transferred in
Interest in earnings of subsidiaries	954,353	435,575	(1,194)	820
Interest in earnings of joint ventures	(54,936)	(24,159)	254,801	191,344
Finance income	36,325	60,779	191,152	265,649
	935,742	472,195	444,759	457,813
Value added to be distributed	884,320	379,024	2,498,419	1,989,971

Distribution of value added
Payroll and social charges	14,431	12,706	166,138	126,519
Direct remuneration	12,217	11,248	148,297	109,120
Benefits	1,552	1,353	17,192	16,504
FGTS and others	662	105	649	895

Taxes and contributions	(112,690)	(150,791)	1,051,816	857,902
Federal	(113,539)	(151,634)	350,308	235,108
State	—	—	679,281	607,582
Municipal	849	843	22,227	15,212

Finance expense and rents	343,772	414,859	572,202	888,845
Interest and exchange variation	333,409	401,016	491,704	859,903
Rents	2,140	1,422	3,334	—
Others	8,223	12,421	77,164	28,942

Non-controlling interests	—	—	69,456	14,455
Profit for the period	638,807	102,250	638,807	102,250
	884,320	379,024	2,498,419	1,989,971

The accompanying notes are an integral part of these interim financial statements.

14

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1 Operations

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded Company with shares traded on the Novo Mercado of B3 S.A. - Brasil, Bolsa, Balcão, or “B3”, under the ticker symbol CSAN3, on the São Paulo Stock Exchange. New York, or "NYSE", under the ticker symbol CSAN and is headquartered in the city of São Paulo, Brazil. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Acquisition of Biosev S.A. by Raízen

On February 8, 2021, the jointly controlled subsidiary Raízen S.A. entered into an acquisition agreement with Biosev S.A., or "Biosev", and Hédera Investimentos e Participações S.A., or "Hédera", as the controlling shareholder of Biosev, among other parties, whereby Raízen agreed, under the terms and conditions established therein, to acquire up to 100% of the shares issued by Biosev.

The acquisition will involve an exchange of shares, with Raízen issuing preferred shares in the amount of 3.5% of its share capital and also paying an amount of R$3,600,000 in cash to refinance part of Hédera's debt. There will also be an issue of redeemable shares equivalent to 1.49% of Raízen's share capital for a symbolic amount. On March 1, 2021, the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica), or “CADE,” approved the transaction. The consummation of the acquisition is subject to compliance with certain conditions precedent established in the acquisition contract, there is no accounting impact in these financial statements. The expectation is that, after the acquisition, the shareholder structure of Raízen and Biosev will be as follows:

15

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.1 Covid-19

During the quarter ended March 31, 2021, the Company, its subsidiaries and jointly controlled companies continue to monitor the evolution of the COVID-19 pandemic in Brazil and worldwide, in order to take preventive measures to minimize the spread of the virus, ensure continuity of operations and safeguard the health and safety of our employees and partners. The response to the pandemic has been effective in limiting the impacts on our operational facilities, employees, supply chain and logistics.

The Company ended the period ended March 31, 2021 with cash of R$7,933,170, net working capital with a positive balance of R$9,157,835 and a net profit of R$708,263.

Our covenants are assessed monthly for our need to generate sufficient cash flows to meet indebtedness and our ability to meet the covenants contained in the contracts that govern our indebtedness. Until March 31, 2021, the Company and its subsidiaries have been complying with all restrictive financial clauses.

16

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Considering the low level of interest rates in Brazil and in the locations of our subsidiaries, we consider that despite the short-term fluctuations in some macroeconomic assumptions due to the impacts of the COVID-19 pandemic, our weighted average cost of capital should not undergo material changes.

The Company assessed the circumstances that could indicate impairment of its non-financial assets and concluded that there were no changes in the circumstances that would indicate an impairment loss. Our tax recovery projections are based on the same scenarios and assumptions used in the impairment assessment.

Losses due to the non-recoverability of financial assets were calculated based on the credit risk analysis, which includes the history of losses, the individual situation of the customers, the situation of the economic group to which they belong, the real guarantees for debts and macroeconomic indicators and is considered on March 31, 2021, sufficient to cover possible losses on the amounts receivable, in addition to a prospective assessment that consider the change or expected change in economic factors that affect the expected credit losses, which will be determined based on weighted probabilities and measured at an amount equal to the expected credit loss for life.

The credit quality of accounts receivable falling due is considered adequate, and the amount of the effective risk of possible losses in accounts receivable from customers is presented as losses due to the non-recoverability of financial assets.

Our inventories are composed, substantially, of lubricants, base oil and materials for the construction of gas pipelines, which are products that are not valid or have a long duration and, therefore, we do not observe indicators of obsolescence or non-performance.

To date, there have been no changes in the scope of the Company's leases, including adding, terminating, extending, reducing the lease term. Also, there was no change in the consideration for the leases that we are both lessees and lessors.

17

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

1.2 Corporate reorganization

On July 2, 2020, the Boards of Directors of Cosan S.A., Cosan Limited and Cosan Logística S.A. (“Cosan Logística”), or collectively the “Companies”, authorized studies to be carried out on the proposed corporate reorganization to simplify the structure of the economic group.

As part of an effort to streamline its operations, Cosan S.A. carried out a Corporate Reorganization to improve the current corporate structure, making Cosan S.A. the only holding company of the Cosan Group (“Grupo Cosan” refers to the economic entity previously represented by Cosan Limited , Cosan S.A., Cosan Logística and its subsidiaries before the Merger, which, after the Merger, is represented by Cosan S.A. and its subsidiaries, as the context requires). The Operation aimed to simplify the corporate structure of the Cosan Group, unify and consolidate the outstanding shares in the financial market (“free floats”) of the Companies, increase the liquidity of their securities, as well as unlock the value that exists within the Cosan Group and facilitate future fundraising.

As part of the Transaction carried out, Cosan Limited and Cosan Logística were merged into Cosan S.A.. After the completion of the transaction, the outstanding shares of Cosan S.A. were directly held by all shareholders of Cosan Limited, Cosan S.A. and Cosan Logística. As part of the Mergers, Cosan S.A. issued American Depositary Shares (“ADSs”) listed on the New York Stock Exchange (New York Stock Exchange - NYSE) or Cosan S.A. shares listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) for the shareholders of Cosan Limited. As for Cosan Logística, the shareholders of Cosan Logística became owners of shares of Cosan S.A.

18

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Simplified operational structure after incorporations.

Respecting the Merger Protocols, subject to the terms and conditions described therein, and after the consummation of all transactions contemplated by them, Cosan Limited and Cosan Logística were merged, ceased to exist and their rights and obligations were transferred to Cosan S.A. as a Company successor.

The administrators of Cosan S.A., Cosan Limited and Cosan Logística evaluated the exchange ratio negotiated and recommended by the committees and stated as follows:

  The exchange ratio was 0.772788 shares issued by Cosan Limited for each share issued by Cosan S.A, or 1 American Depositary Receipts (“ADRs”) of the Company (each ADR representing a common share of the Company). Thus, as a result of the Merger and in view of the Exchange Ratio, 308,554,969 shares issued by Cosan S.A. were issued former Cosan Limited shareholders; and

  The exchange ratio was 3.943112 shares issued by Cosan Logística for each share issued by Cosan S.A. Thus, as a result of the Merger and in view of the Exchange Ratio, 31,025,350 shares issued by Cosan S.A. were issued to the former shareholders of Cosan Logística.

19

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On January 22, 2021, the proposed corporate reorganization of the Companies, which consisted of the merger of companies under common control Cosan Limited and Cosan Logística, was approved at the respective extraordinary general meetings of the Companies.

After the approval of the Mergers at the respective Extraordinary Shareholders' Meetings (“AGE”) of the companies, Cosan Logística shareholders were able to exercise the right of withdrawal within 30 days after the AGEs, based on the Valuation Report at Cosan's Market Price Logistics, resulting in R$12.40 per share. On February 22, 2021, the term ended and no shareholder exercised his right of withdrawal.

Also considering the meeting of the Company's Board of Directors held on February 5, 2021, among other matters, the Board decided to cancel 10,000,000 shares issued by the Company that were held in treasury.

The merged and consolidated subsidiaries as of March 1, 2021, generated a profit of R$57,814 in the Company's net income for the month March 2021.

Basis of preparation of reviewed financial information

The balance sheets as of March 1, 2021 are based on the individual and consolidated historical balances of Cosan S.A., Cosan Limited and Cosan Logística, as shown below:

20

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Parent company

Open Balance (01/03/2021)

		Incorporated companies
	Consolidated Cosan S.A.	Corporate Cosan Limited	Consolidated Cosan Logística	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.2.(a)	1.2.(b)
Cash and cash equivalents	1,099,643	353,595	6	353,601	—	—	1,453,244
Marketable securities	927,011	—	—	—	—	—	927,011
Derivative financial instruments	71,133	—	—	—	—	—	71,133
Receivables from related parties	279,718	54	194	248	(12,481)	—	267,485
Income tax receivable	143,359	3	2,841	2,844	—	—	146,203
Other current tax receivable	35,515	—	4	4	—	—	35,519
Dividends receivable	160,694	148,271	—	148,271	(148,271)	—	160,694
Other financial assets	734,903	—	—	—	—	(734,903)	—
Other current assets	101,221	1,744	—	1,744	—	—	102,965
Total current assets	3,553,197	503,667	3,045	506,712	(160,752)	(734,903)	3,164,254

Deferred tax assets	75,959	—	—	—	—	80,483	156,442
Receivables from related parties	576,929	—	—	—	—	—	576,929
Other non-current tax receivable	37,623	—	—	—	—	—	37,623
Judicial deposits	384,455	—	1,017	1,017	—	—	385,472
Derivative financial instruments	2,758,732	183,426	—	183,426	—	—	2,942,158
Other non-current assets	169,370	—	—	—	—	—	169,370
Investments in associates	13,025,364	8,769,145	4,259,390	13,028,535	(8,761,919)	329,118	17,621,098
Property, plant and equipment	60,457	2,724	—	2,724	—	—	63,181
Intangible assets and goodwill	2,067	—	—	—	—	—	2,067
Right-of-use assets	24,212	8,430	—	8,430	—	—	32,642
Total non-current assets	17,115,168	8,963,725	4,260,407	13,224,132	(8,761,919)	409,601	21,986,982

Total assets	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

21

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Incorporated companies
	Consolidated Cosan S.A.	Corporate Cosan Limited	Consolidated Cosan Logística	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.2.(a)	1.2.(b)
Loans, borrowings and debentures	—	98,397	38,981	137,378	—	—	137,378
Leases	2,785	824	—	824	—	—	3,609
Derivative financial instruments	1,253	—	—	—	—	—	1,253
Trade payables	1,769	207	40	247	—	—	2,016
Employee benefits payables	24,246	—	—	—	—	—	24,246
Income tax payables	614	3	5	8	—	—	622
Other taxes payable	115,593	9	1,251	1,260	—	(11,544)	105,309
Dividends payable	216,929	—	241	241	(148,271)	—	68,899
Payables to related parties	318,535	4,844	407	5,251	(12,483)	—	311,303
Other current liabilities	107,502	7,902	992	8,894	—	—	116,396
Total current liabilities	789,226	112,186	41,917	154,103	(160,754)	(11,544)	771,031

Loans, borrowings and debentures	—	4,124,973	1,719,992	5,844,965	—	—	5,844,965
Leases	24,930	8,887	—	8,887	—	—	33,817
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	140,978	—	—	—	—	—	140,978
Provision for legal proceedings	309,484	—	—	—	—	—	309,484
Provision for uncovered liability of associates	432,350	—	—	—	—	—	432,350
Payables to related parties	7,499,128	47,771	—	47,771	—	—	7,546,899
Post-employment benefits	155	—	—	—	—	—	155
Other non-current liabilities	288,658	—	—	—	—	—	288,658
Total non-current liabilities	9,195,822	4,181,631	1,719,992	5,901,623	—	—	15,097,445
Total liabilities	9,985,048	4,293,817	1,761,909	6,055,726	(160,754)	(11,544)	15,868,476

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Total shareholders' equity	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760

Total shareholders' equity and liabilities	20,668,365	9,467,392	4,263,452	13,730,844	(8,922,671)	(325,302)	25,151,236

22

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Consolidated

Open Balance (01/03/2021)

		Incorporated companies
	Consolidated Cosan S.A.	Corporate Cosan Limited	Consolidated Cosan Logística	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Assets					1.2.(a)	1.2.(b)
Cash and cash equivalents	4,367,675	356,410	7,769,445	8,125,855	—	—	12,493,530
Marketable securities	1,686,029	327	3,025,185	3,025,512	—	—	4,711,541
Trade receivables	1,639,123	305	617,546	617,851	—	—	2,256,974
Derivative financial instruments	182,922	—	82,191	82,191	—	—	265,113
Inventories	659,485	8	255,042	255,050	—	—	914,535
Receivables from related parties	205,383	36	36,451	36,487	(12,481)	—	229,389
Income tax receivable	169,644	7	98,343	98,350	—	—	267,994
Other current tax receivable	372,525	172	345,539	345,711	—	—	718,236
Dividends receivable	77,561	148,271	6,322	154,593	(148,271)	—	83,883
Sectorial financial assets	216,488	—	—	—	—	—	216,488
Other financial assets	804,256	—	—	—	—	(734,903)	69,353
Other current assets	294,606	1,955	264,994	266,949	—	—	561,555
Total current assets	10,675,697	507,491	12,501,058	13,008,549	(160,752)	(734,903)	22,788,591

Trade receivables	19,476	—	6,303	6,303	—	—	25,779
Restricted cash	—	—	29,835	29,835	—	—	29,835
Deferred tax assets	631,987	33	1,350,121	1,350,154	—	—	1,982,141
Receivables from related parties	207,905	—	94,473	94,473	(47,770)	—	254,608
Income taxes receivable	309	—	40,707	40,707	—	—	41,016
Other non-current tax receivable	168,666	—	782,580	782,580	—	—	951,246
Judicial deposits	551,833	—	328,984	328,984	—	—	880,817
Derivative financial instruments	3,311,933	183,426	2,346,374	2,529,800	—	—	5,841,733
Contract asset	655,680	—	—	—	—	—	655,680
Other non-current assets	235,161	2	57,726	57,728	—	—	292,889
Investments in associates	331,005	8,758,462	49,953	8,808,415	(9,087,580)	329,118	380,958
Investments in joint ventures	7,613,457	—	—	—	—	—	7,613,457
Property, plant and equipment	424,651	4,335	14,032,909	14,037,244	—	—	14,461,895
Intangible assets and goodwill	10,184,202	15,159	7,226,616	7,241,775	—	—	17,425,977
Right-of-use assets	83,664	8,853	7,809,397	7,818,250	—	—	7,901,914
Total non-current assets	24,419,929	8,970,270	34,155,978	43,126,248	(9,135,350)	329,118	58,739,945

Total assets	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

23

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Incorporated companies
	Consolidated Cosan S.A.	Corporate Cosan Limited	Consolidated Cosan Logística	Total incorporated assets	Elimination	Adjustments	Cosan S.A. post-reorganization
Liabilities					1.2.(a)	1.2.(b)
Loans, borrowings and debentures	842,781	98,420	2,318,462	2,416,882	—	—	3,259,663
Leases	11,867	1,068	510,047	511,115	—	—	522,982
Derivative financial instruments	146,261	—	—	—	—	—	146,261
Trade payables	1,813,517	1,335	566,273	567,608	—	—	2,381,125
Employee benefits payables	214,941	1,782	154,262	156,044	—	—	370,985
Income tax payables	331,264	580	245,826	246,406	—	—	577,670
Other taxes payable	375,996	10	33,092	33,102	—	(11,544)	397,554
Dividends payable	285,209	—	10,267	10,267	(148,271)	—	147,205
Concessions payable	—	—	159,330	159,330	—	—	159,330
Payables to related parties	304,021	5,786	188,971	194,757	(12,483)	—	486,295
Sectorial financial liabilities	93,244	—	—	—	—	—	93,244
Other financial liabilities	120,247	—	361,494	361,494	—	—	481,741
Other current liabilities	229,603	9,289	298,692	307,981	—	—	537,584
Total current liabilities	4,768,951	118,270	4,846,716	4,964,986	(160,754)	(11,544)	9,561,639

Loans, borrowings and debentures	14,091,982	4,125,001	20,275,636	24,400,637	—	—	38,492,619
Leases	67,882	9,097	2,430,749	2,439,846	—	—	2,507,728
Preferred shareholders payable in subsidiaries	389,585	—	—	—	—	—	389,585
Derivative financial instruments	110,554	—	—	—	—	—	110,554
Other taxes payable	146,539	—	2,112	2,112	—	—	148,651
Provision for legal proceedings	890,189	—	497,574	497,574	—	—	1,387,763
Concessions payable	—	—	2,849,861	2,849,861	—	—	2,849,861
Payables to related parties	—	47,771	—	47,771	(47,771)	—	—
Post-employment benefits	733,047	—	57	57	—	—	733,104
Deferred tax liabilities	1,326,171	—	1,988,261	1,988,261	—	(80,483)	3,233,949
Sectorial financial liabilities	499,016	—	—	—	—	—	499,016
Deferred revenue	—	—	42,100	42,100	—	—	42,100
Other non-current liabilities	694,781	—	64,680	64,680	—	—	759,461
Total non-current liabilities	18,949,746	4,181,869	28,151,030	32,332,899	(47,771)	(80,483)	51,154,391
Total liabilities	23,718,697	4,300,139	32,997,746	37,297,885	(208,525)	(92,027)	60,716,030

Shareholders' equity
Share capital	5,727,478	5,328	2,284,893	2,290,221	(1,651,846)	—	6,365,853
Reserves and other components of equity	4,955,839	5,168,247	216,650	5,384,897	(7,110,071)	(313,758)	2,916,907
	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Equity attributable to:
Owners of the Company	10,683,317	5,173,575	2,501,543	7,675,118	(8,761,917)	(313,758)	9,282,760
Non-controlling interests	693,612	4,047	11,157,747	11,161,794	(325,660)	—	11,529,746
Total shareholders' equity	11,376,929	5,177,622	13,659,290	18,836,912	(9,087,577)	(313,758)	20,812,506

Total shareholders' equity and liabilities	35,095,626	9,477,761	46,657,036	56,134,797	(9,296,102)	(405,785)	81,528,536

24

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Adjustments and assumptions used

The financial information was prepared and presented based on the individual and consolidated balances and the adjustments were determined following Management's assumptions and best estimates that include the following adjustments:

1.2.(a) Elimination

The consummate operation was an intra-group reorganization, in which: (1) it involved only entities that are under common control; and (2) all the entities involved were already presented at Cosan Limited on a consolidated basis. As a result, the investment balances that Cosan Limited held in Cosan logistics and Cosan S.A. were eliminated, as well as the effects of transactions between related parties.

1.2.(b) Adjustment of other financial assets

Cosan S.A. owned 40,065,607 shares of Rumo S.A., representing 2.16% of its shareholders 'equity, and 477,196 shares of Cosan Logística, representing 0.10% of its shareholders' equity. These shares were recorded in the balance sheet as a financial asset, being measured at fair value through profit or loss, as Management considered trading these shares.

With the corporate reorganization, the financial asset, as well as its applicable taxes, was derecognized for R$734,903 and, consequently, an investment in subsidiary of R$329,118 was recorded. Additionally, the amount of R$313,758 was recognized in equity.

25

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

2  Statement of compliance

These individual and consolidated interim financial statements have been prepared and are being presented in accordance with technical pronouncement CPC 21 (R1) - Interim Financial Statements and with international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in a manner consistent with the rules issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR.

The presentation of the Statements of Value Added (DVA), individual and consolidated, is required by Brazilian corporate law and the accounting practices adopted in Brazil applicable to publicly-held companies CPC 09 - Statement of Added Value. IFRS standards do not require the presentation of this statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

Except for information from the merged companies, these interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2020 and should be read together.

The information in the explanatory notes that have not undergone any significant changes compared to December 31, 2020 has not been fully presented in this quarterly information.

The relevant information proper to the interim financial statements, and only them, are being disclosed and that correspond to those used by Management in its management.

These interim financial statements were authorized for issue by Management on May 14, 2021.

26

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

3  Accounting policies

These interim financial statements were prepared following the basis of preparation and accounting policies consistent with those adopted in the preparation of the financial statements of December 31, 2020, except for the statements described in the respective notes from the companies incorporated in the corporate reorganization, as per note 1.2. All balances have been rounded to the nearest thousand, except where otherwise indicated.
 4  Segment information

The following segment information is used by Company’s senior management (the “Chief Operating Decision Maker”) to assess the performance of the operating segments and to make decisions with regards to the allocation of resources. This information is prepared on a basis consistent with the accounting policies used in the preparation of the financial statements. The Company evaluates the performance of its operating segments based on the measure of Earnings Before Interest Taxes, Depreciation and Amortization (“EBITDA”).

Reported segments:

  Raízen Energia: production and marketing of a variety of products derived from sugar cane, including raw sugar (Very High Polarization, or “VHP”), and renewable products, such as anhydrous and hydrated ethanol, second generation ethanol and activities related to energy cogeneration from sugarcane bagasse, among other. In addition, this segment holds interests in companies engaged in research and development on new technology;

  Raízen Combustíveis: distribution and marketing of fuels, mainly through a franchised network of service stations under the “Shell” brand throughout Brazil, petroleum refining, the operation of fuel resellers, a convenience store business, the manufacture and sale of automotive and industrial lubricants, and the production and sale of liquefied petroleum gas throughout Argentina;

27

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  Gas and Energy: its main activities are: (i) distribution of piped natural gas in part of the State of São Paulo to customers in the industrial, residential, commercial, automotive and cogeneration sectors; and (ii) the sale of electricity, comprising the purchase and sale of electricity to other traders, to consumers who have a free choice of supplier and to other agents permitted by law, other investments in the development process and corporate activities, including TRSP - LNG Regasification Terminal of São Paulo S.A. (“TRSP”), Rota 4 Participações S.A. (“Rota 4”) and Edge II - Empresa de Geração de Energia S.A..

  Moove: production and distribution of lubricants under the Mobil brand in Brazil, Argentina, Bolivia, Uruguay, Paraguay, the United States of America and Europe, as well as in the European and Asian markets under the “Comma” trademark and corporate activities;

  Logistics: logistics services for rail transportation, storage and port loading of commodities, mainly for grains and sugar, leasing of locomotives, wagons and another railroad equipment; and

Reconciliation:

  Cosan Corporate: digital wallet platform and other investments, in addition to the corporate activities of the Company. The Cosan corporate segment includes the financing subsidiaries for the Cosan group.

Although, Raízen Energia S.A. (“Raízen Energia”) and Raízen Combustíveis are equity accounted joint ventures and are no longer proportionally consolidated, senior management continues to review segment information. A reconciliation of these segments is presented in the column “Deconsolidated effects.”

28

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2021
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics (ii)	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	9,909,774	23,919,738	5,243,764	3,207,371	1,783,529	828,461	377	(39,073,276)	(4,083)	5,815,655
Domestic market (i)	5,050,364	23,919,738	5,243,764	3,207,371	1,627,996	828,461	377	(34,213,866)	(4,083)	5,660,122
External market (i)	4,859,410	—	—	—	155,533	—	—	(4,859,410)	—	155,533
Net sales	9,424,596	22,945,322	3,541,760	2,516,622	1,417,556	785,351	353	(35,911,678)	(4,083)	4,715,799
Cost of sales	(8,655,960)	(21,935,380)	(3,027,334)	(1,817,781)	(1,083,803)	(471,989)	(377)	33,618,674	4,083	(3,369,867)
Gross profit	768,636	1,009,942	514,426	698,841	333,753	313,362	(24)	(2,293,004)	—	1,345,932
Selling expenses	(262,598)	(344,589)	(247,121)	(26,173)	(128,739)	(3,052)	(691)	854,308	—	(158,655)
General and administrative expenses	(165,706)	(137,025)	(56,139)	(225,586)	(56,036)	(31,412)	(50,574)	358,870	—	(363,608)
Other income (expenses), net	113,048	61,219	32,677	(6,167)	12,928	(10,782)	(24,905)	(206,944)	—	(28,926)
Interest in earnings of associates	—	91,527	—	—	—	130	524,629	(91,527)	(525,953)	(1,194)
Interest in earnings of joint ventures	10,382	(8,393)	—	—	—	—	254,801	(1,989)	—	254,801
Finance results, net	(240,798)	(201,154)	(99,329)	(59,806)	(51,423)	(175,677)	(95,005)	541,281	—	(381,911)
Finance expense	(78,574)	57,448	(18,135)	(145,108)	(7,612)	(444)	(18,653)	39,261	—	(171,817)
Finance income	81,136	52,822	39,601	149,922	2,836	19,474	18,919	(173,559)	—	191,151
Foreign exchange, net	(234,400)	(811,895)	(82,553)	(83,347)	(58,589)	(164,859)	(684,664)	1,128,848	—	(991,459)
Derivatives	(8,960)	500,471	(38,242)	18,727	11,942	(29,848)	589,393	(453,269)	—	590,214
Income tax (expense)benefit	(46,216)	(125,978)	(52,987)	90,030	(43,557)	(34,755)	30,106	225,181	—	41,824
Profit (loss) for the period	176,748	345,549	91,527	471,139	66,926	57,814	638,337	(613,824)	(525,953)	708,263
Profit (loss) attributable to:
Owners of the Company	181,822	331,233	91,527	462,399	46,487	17,067	638,807	(604,582)	(525,953)	638,807
Non-controlling interests	(5,074)	14,316	—	8,740	20,439	40,747	(470)	(9,242)	—	69,456
	176,748	345,549	91,527	471,139	66,926	57,814	638,337	(613,824)	(525,953)	708,263
Other select data
Depreciation and amortization	1,083,642	82,247	164,221	137,040	26,049	145,248	2,972	(1,330,110)	2	311,311
EBITDA	1,547,404	754,928	408,064	577,955	187,955	413,494	706,208	(2,710,396)	(525,951)	1,359,661
Additions to PP&E, intangible and contract assets	1,257,312	54,332	147,579	231,244	6,579	229,235	742	(1,459,223)	—	467,800
Reconciliation of EBITDA
Profit (loss) for the period	176,748	345,549	91,527	471,139	66,926	57,814	638,337	(613,824)	(525,953)	708,263
Income tax and (expense) benefit	46,216	125,978	52,987	(90,030)	43,557	34,755	(30,106)	(225,181)	—	(41,824)
Finance results, net	240,798	201,154	99,329	59,806	51,423	175,677	95,005	(541,281)	—	381,911
Depreciation and amortization	1,083,642	82,247	164,221	137,040	26,049	145,248	2,972	(1,330,110)	2	311,311
EBITDA	1,547,404	754,928	408,064	577,955	187,955	413,494	706,208	(2,710,396)	(525,951)	1,359,661

(i)                   Domestic markets: sales within the countries where each entity is located; external markets: sales export.

(ii)                  The results of the Logistics segment were consolidated as of March 1, 2021 as a result of the corporate reorganization, as detailed in Note 1.2.

29

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2020
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of profit or loss:
Gross sales	9,455,018	21,610,931	4,187,768	3,098,875	1,313,842	—	(35,253,717)	—	4,412,717
Domestic market (i)	4,910,943	21,610,931	4,187,768	3,098,875	1,260,713	—	(30,709,642)	—	4,359,588
External market (i)	4,544,075	—	—	—	53,129	—	(4,544,075)	—	53,129
Net sales	8,995,333	20,537,673	2,986,452	2,475,345	1,031,167	—	(32,519,458)	—	3,506,512
Cost of sales	(8,179,782)	(19,744,529)	(2,732,934)	(1,680,462)	(804,738)	(1,177)	30,657,245	—	(2,486,377)
Gross profit	815,551	793,144	253,518	794,883	226,429	(1,177)	(1,862,213)	—	1,020,135
Selling expenses	(209,245)	(368,841)	(190,759)	(158,828)	(119,623)	(945)	768,845	—	(279,396)
General and administrative expenses	(144,462)	(127,058)	(37,248)	(85,668)	(46,670)	(38,887)	308,768	—	(171,225)
Other income (expenses), net	269,821	113,046	24,485	10,688	28,341	(74,983)	(407,352)	—	(35,954)
Interest in earnings of associates	—	(13,310)	—	4	—	398,298	13,310	(397,482)	820
Interest in earnings of joint ventures	(4,338)	449	—	—	—	191,344	3,889	—	191,344
Finance results, net	(336,010)	(165,145)	(51,673)	(595)	(39,040)	(583,562)	552,828	—	(623,197)
Finance expense	(228,080)	(278,501)	(23,775)	(89,481)	(8,112)	(650,427)	530,356	—	(748,020)
Finance income	97,332	75,158	7,491	206,133	9,987	49,529	(179,981)	—	265,649
Foreign exchange, net	(608,211)	(2,879,339)	(30,724)	(151,280)	(74,013)	(1,312,732)	3,518,274	—	(1,538,025)
Derivatives	402,949	2,917,537	(4,665)	34,033	33,098	1,330,068	(3,315,821)	—	1,397,199
Income tax (expense)benefit	(109,232)	(96,560)	(11,633)	(182,896)	(13,612)	210,686	217,425	—	14,178
Profit (loss) for the period	282,085	135,725	(13,310)	377,588	35,825	100,774	(404,500)	(397,482)	116,705
Profit (loss) attributable to:
Owners of the Company	244,384	137,284	(13,310)	372,196	25,286	102,250	(368,358)	(397,482)	102,250
Non-controlling interests	37,701	(1,559)	—	5,392	10,539	(1,476)	(36,142)	—	14,455
	282,085	135,725	(13,310)	377,588	35,825	100,774	(404,500)	(397,482)	116,705
Other select data
Depreciation and amortization	1,197,519	78,221	142,584	116,762	23,468	3,290	(1,418,324)	—	143,520
EBITDA	1,924,846	475,651	192,580	677,841	111,945	476,940	(2,593,077)	(397,482)	869,244
Additions to PP&E, intangible and contract assets	1,068,310	74,922	87,372	250,758	3,140	4,747	(1,230,604)	—	258,645
Reconciliation of EBITDA
Profit (loss) for the period	282,085	135,725	(13,310)	377,588	35,825	100,774	(404,500)	(397,482)	116,705
Income tax and (expense) benefit	109,232	96,560	11,633	182,896	13,612	(210,686)	(217,425)	—	(14,178)
Finance results, net	336,010	165,145	51,673	595	39,040	583,562	(552,828)	—	623,197
Depreciation and amortization	1,197,519	78,221	142,584	116,762	23,468	3,290	(1,418,324)	—	143,520
EBITDA	1,924,846	475,651	192,580	677,841	111,945	476,940	(2,593,077)	(397,482)	869,244

30

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	March 31, 2021
	Reported segments						Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Logistics	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	4,042,966	2,011,708	593,072	1,424,003	900,064	3,724,605	1,884,498	(6,647,746)	—	7,933,170
Marketable securities	—	—	—	788,702	186,220	1,746,047	1,014,690	—	—	3,735,659
Trade receivables	1,421,788	2,230,966	580,390	1,073,911	615,839	620,870	782	(4,233,144)	—	2,311,402
Derivative financial instruments	4,814,134	3,381,132	—	526,832	30,973	2,383,630	3,291,170	(8,195,266)	—	6,232,605
Inventories	1,227,966	2,904,582	1,498,494	126,141	578,053	257,774	7	(5,631,042)	—	961,975
Sectorial financial assets	—	—	—	184,105	—	—	—	—	—	184,105
Other financial assets	154,940	—	—	—	69,381	—	—	(154,940)	—	69,381
Other current assets	5,218,462	3,188,185	736,231	250,143	190,841	591,686	1,002,862	(9,142,878)	(504,703)	1,530,829
Other non-current assets	5,758,948	2,199,360	51,234	174,664	303,242	2,878,845	1,905,722	(8,009,542)	(463,278)	4,799,195
Investments in associates	—	3,713,879	390	(1)	—	50,082	9,956,732	(3,714,269)	(9,624,173)	382,640
Investments in joint ventures	560,064	757,228	—	—	—	—	8,145,564	(1,317,292)	—	8,145,564
Biological assets	1,353,186	—	—	—	—	—	—	(1,353,186)	—	—
Derivative financial instruments	—	2,768,998	117,434	589,634	12,459	—	—	(2,886,432)	—	602,093
Right-of-use assets	5,233,892	81,424	430,312	19,119	45,585	7,787,692	32,911	(5,745,628)	—	7,885,307
Property, plant and equipment	12,640,458	2,495,398	4,327,190	21,439	334,271	14,247,292	77,226	(19,463,046)	—	14,680,228
Intangible assets and goodwill	3,596,404	2,471,303	40,239	8,946,407	1,315,639	7,214,055	27,068	(6,107,946)	—	17,503,169
Loans, borrowings and debentures	(16,849,614)	(6,728,597)	(856,567)	(6,185,908)	(847,762)	(15,594,719)	(13,947,645)	24,434,778	—	(36,576,034)
Derivative financial instruments	(5,906,602)	(154,953)	(19,597)	(225,301)	—	—	(115,168)	6,081,152	—	(340,469)
Trade payables	(4,253,194)	(5,646,695)	(1,011,285)	(1,127,985)	(683,358)	(496,192)	(2,436)	10,911,174	—	(2,309,971)
Employee benefits payable	(478,168)	(93,398)	(84,356)	(48,450)	(64,243)	(133,822)	(16,003)	655,922	—	(262,518)
Sectorial financial liabilities	—	—	—	(603,510)	—	—	—	—	—	(603,510)
Other current liabilities	(2,089,192)	(3,727,929)	(1,524,233)	(385,124)	(244,394)	(996,903)	(502,583)	7,341,354	41,068	(2,087,936)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	—	(391,187)	—	—	(391,187)
Leases	(4,588,316)	(95,631)	(391,249)	(9,767)	(47,754)	(2,991,574)	(38,095)	5,075,196	—	(3,087,190)
Other non-current liabilities	(2,189,300)	(4,699,358)	(773,430)	(1,921,606)	(576,807)	(5,841,934)	(2,245,717)	7,662,088	926,909	(9,659,155)
Total assets (net of liabilities) allocated by segment	9,668,822	7,057,602	3,714,269	3,617,448	2,118,249	15,447,434	10,080,398	(20,440,693)	(9,624,177)	21,639,352
Total assets	46,023,208	28,204,163	8,374,986	14,125,099	4,582,567	41,502,578	27,339,232	(82,602,357)	(10,592,154)	76,957,322
Shareholders' equity attributable to:
Equity attributable to owners of the Company	9,578,833	6,777,863	3,714,269	3,554,347	1,473,416	4,596,413	10,070,893	(20,070,965)	(9,624,177)	10,070,892
Non-controlling interests	89,989	279,739	—	63,101	644,833	10,851,021	9,505	(369,728)	—	11,568,460
Total shareholders' equity	9,668,822	7,057,602	3,714,269	3,617,448	2,118,249	15,447,434	10,080,398	(20,440,693)	(9,624,177)	21,639,352

31

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	December 31, 2020
	Reported segments					Reconciliation			Consolidated
	Raízen Energia	Raízen Combustíveis		Gas and Energy	Moove	Cosan Corporate	Deconsolidated effects	Segment elimination
		Brazil	Argentina
Statement of financial position:
Cash and cash equivalents	2,293,506	752,369	396,039	1,899,533	936,345	1,778,175	(3,441,914)	—	4,614,053
Marketable securities	—	—	—	1,188,625	168,066	914,879	—	—	2,271,570
Trade receivables	1,835,656	2,070,824	358,816	1,121,612	483,227	—	(4,265,296)	—	1,604,839
Derivative financial instruments	4,904,580	2,835,980	—	517,181	28,463	2,581,774	(7,740,560)	—	3,127,418
Inventories	3,975,086	3,068,435	1,274,045	121,064	564,836	—	(8,317,566)	—	685,900
Sectorial financial assets	—	—	—	241,749	—	—	—	—	241,749
Other financial assets	160,600	—	—	—	69,126	779,695	(160,600)	—	848,821
Other current assets	4,862,274	3,003,780	769,740	276,139	146,166	1,211,108	(8,635,794)	(601,024)	1,032,389
Other non-current assets	5,374,084	2,247,516	61,018	169,905	398,796	1,566,400	(7,682,618)	(365,383)	1,769,718
Investments in associates	—	3,299,738	356	—	—	4,989,472	(3,300,094)	(4,655,767)	333,705
Investments in joint ventures	536,540	769,252	—	—	—	7,988,208	(1,305,792)	—	7,988,208
Biological assets	1,073,582	—	—	—	—	—	(1,073,582)	—	—
Derivative financial instruments	—	2,764,818	95,840	686,690	9,248	—	(2,860,658)	—	695,938
Right-of-use assets	4,698,238	86,737	425,391	19,865	39,550	24,809	(5,210,366)	—	84,224
Property, plant and equipment	11,667,442	2,544,094	3,953,982	15,326	327,535	74,135	(18,165,518)	—	416,996
Intangible assets and goodwill	3,599,864	2,479,947	9,221	8,769,986	1,268,095	7,215	(6,089,032)	—	10,045,296
Loans, borrowings and debentures	(17,516,886)	(6,258,929)	(781,703)	(7,043,909)	(802,938)	(7,580,380)	24,557,518	—	(15,427,227)
Derivative financial instruments	(4,502,866)	(246,237)	(15,155)	(286,018)	(348)	(131,461)	4,764,258	—	(417,827)
Trade payables	(3,244,436)	(5,203,174)	(863,672)	(1,182,111)	(688,139)	(4,942)	9,311,282	—	(1,875,192)
Employee benefits payable	(383,114)	(85,993)	(65,269)	(74,543)	(96,192)	(25,146)	534,376	—	(195,881)
Sectorial financial liabilities	—	—	—	(565,911)	—	—	—	—	(565,911)
Other current liabilities	(3,014,286)	(2,729,837)	(1,186,505)	(662,779)	(290,827)	(673,340)	6,930,628	40,998	(1,585,948)
Preferred shareholders payable in subsidiaries	—	—	—	—	—	(387,044)	—	—	(387,044)
Leases	(4,246,196)	(101,500)	(387,074)	(10,320)	(41,299)	(28,144)	4,734,770	—	(79,763)
Other non-current liabilities	(2,015,788)	(4,942,688)	(744,976)	(1,856,161)	(554,141)	(2,235,324)	7,703,452	925,409	(3,720,217)
Total assets (net of liabilities) allocated by segment	10,057,880	6,355,132	3,300,094	3,345,923	1,965,569	10,850,089	(19,713,106)	(4,655,767)	11,505,814
Total assets	44,981,452	25,923,490	7,344,448	15,027,675	4,439,453	21,915,870	(78,249,390)	(5,622,174)	35,760,824
Shareholders' equity attributable to:
Equity attributable to owners of the Company	9,967,891	6,075,393	3,300,094	3,288,315	1,367,157	10,847,666	(19,343,378)	(4,655,473)	10,847,665
Non-controlling interests	89,989	279,739	—	57,608	598,412	2,423	(369,728)	(294)	658,149
Total shareholders' equity	10,057,880	6,355,132	3,300,094	3,345,923	1,965,569	10,850,089	(19,713,106)	(4,655,767)	11,505,814

32

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

4.1  Net sales by segment

	March 31, 2021	December 31, 2020
Reported segment
Raízen Energia
Ethanol	3,735,930	3,669,801
Sugar	3,437,927	2,302,881
Gas	587,717	824,047
Diesel	1,025,346	1,512,534
Cogeneration	494,691	667,281
Other	142,985	18,789
	9,424,596	8,995,333
Raízen Combustíveis
Fuels	26,030,763	23,240,477
Other	456,319	283,648
	26,487,082	23,524,125
Gas and Energy
Natural gas
Industrial	1,508,875	1,487,813
Residential	294,334	311,140
Cogeneration	140,769	94,195
Automotive	59,859	76,296
Commercial	89,890	126,311
Construction revenue	179,282	197,221
Other	24,403	13,594
	2,297,412	2,306,570
Electricity trading	219,210	168,775
Moove
Finished goods	1,257,545	953,350
Basic oil	128,952	51,394
Services	31,059	26,423
	1,417,556	1,031,167
Logistics
North operations	589,227	—
South operations	169,880	—
Container operations	26,244	—
	785,351	—
Reconciliation
Cosan Corporate	353	—
Deconsolidated effects and eliminations	(35,915,761)	(32,519,458)
Total	4,715,799	3,506,512

33

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5  Financial assets and liabilities

Financial assets and liabilities are as following:

		Parent Company		Consolidated
	Note	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Assets
Fair value through profit or loss
Cash and cash equivalents	5.1	704,884	1,148,860	1,509,462	2,154,257
Marketable securities	5.2	844,191	788,965	3,735,659	2,271,570
Other financial assets	5.4	—	779,695	69,381	848,821
Derivate financial instruments	5.10	3,176,571	2,457,604	6,232,605	3,127,418
		4,725,646	5,175,124	11,547,107	8,402,066
Amortized cost
Cash and cash equivalents	5.1	544,783	407	6,423,708	2,459,796
Trade receivables	5.3	—	—	2,311,402	1,604,839
Receivables from related parties	5.5	706,837	760,342	377,466	271,766
Sector financial assets	5.9	—	—	184,105	241,749
Dividends receivable		177,032	160,694	102,592	77,561
		1,428,652	921,443	9,399,273	4,655,711
Total		6,154,298	6,096,567	20,946,380	13,057,777

	Note	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Liabilities
Amortized cost
Loans, borrowings and debentures	5.6	(1,761,793)	—	(17,224,203)	(8,590,199)
Trade payables	5.7	(1,323)	(4,066)	(2,309,971)	(1,875,192)
Other financial liabilities		—	—	(509,656)	(149,293)
Lease liabilities	5.8	(37,614)	(28,145)	(3,087,190)	(79,763)
Installment Leases and concessions under	11	—	—	(3,015,484)	—
Payables to related parties	5.5	(7,939,597)	(7,374,879)	(366,835)	(150,484)
Preferred shareholders payable in subsidiaries		(391,187)	(387,044)	(391,187)	(387,044)
Dividends payable		(68,899)	(216,929)	(147,214)	(285,177)
Sector financial liabilities	5.9	—	—	(603,510)	(565,911)
Tax installments - REFIS	12	(193,108)	(193,353)	(201,885)	(199,586)
		(10,393,521)	(8,204,416)	(27,857,135)	(12,282,649)
Fair value through profit or loss
Loans, borrowings and debentures	5.6	(4,254,085)	—	(19,351,831)	(6,837,028)
Consideration payable		—	—	(218,115)	(224,787)
Derivative financial instruments	5.10	(115,168)	(131,462)	(340,469)	(417,827)
		(4,369,253)	(131,462)	(19,910,415)	(7,479,642)
Total		(14,762,774)	(8,335,878)	(47,767,550)	(19,762,291)

34

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.1 Cash and cash equivalents

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Cash and bank accounts	544,621	255	685,467	75,160
Savings account	—	—	1,066,876	986,379
Financial investments	705,046	1,149,012	6,180,827	3,552,514
	1,249,667	1,149,267	7,933,170	4,614,053

Financial investments include the following:

	Parent company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Investment fund
Repurchase agreements	545,619	856,078	1,234,537	1,671,802
Bank certificate of deposits - CDB	159,265	292,782	261,377	474,910
Other	—	—	13,548	7,545
	704,884	1,148,860	1,509,462	2,154,257
Bank investments
Repurchase agreements	—	—	54,397	1,293,833
Bank certificate of deposits - CDB	—	—	4,500,543	104,272
Other	162	152	116,425	152
	162	152	4,671,365	1,398,257
	705,046	1,149,012	6,180,827	3,552,514

The Company’s onshore financial investments are remunerated at rates around 100% of the Brazilian interbank offering rate (Certificado de Depósito Interbancário), or “CDI,” on March 31, 2021 (97% of CDI on December 31, 2020) and offshore financial investments are remunerated at rates around 100% of Fed funds. The sensitivity analysis on interest rate risks is in note 5.12.

35

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.2 Marketable securities and restricted cash

Accounting policy

Restricted cash are measured and classified at amortized cost, both of them with the average maturity of government bonds between two and five years, however they can be promptly redeemed and are subject to an insignificant risk of change in value.

	Parent company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Marketable securities
Government security (i)	844,191	788,965	3,730,333	2,271,570
Bank certificate of deposit - CDB	—	—	5,326	—
	844,191	788,965	3,735,659	2,271,570
Restricted cash
Securities pledged as collateral	30,012	—	59,872	—
	30,012	—	59,872	—

(i) Government securities have stated interest connected to Special System for Settlement and Custody (Sistema Especial de Liquidação e de Custódia), or “SELIC”, with a return of approximately 100% of the CDI.

5.3 Trade receivables

	Consolidated
	March 31, 2021	December 31, 2020
Domestic – Local currency	2,357,843	1,717,683
Export – Foreign currency	81,750	17,502
	2,439,593	1,735,185

Expected credit losses	(128,191)	(130,346)
	2,311,402	1,604,839

Current	2,285,407	1,585,708
Non-current	25,995	19,131
	2,311,402	1,604,839

36

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.4 Other financial assets

The balance of other financial assets is composed as following:

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Rumo S.A. Shares (i)	—	770,862	—	770,862
Cosan Logística S.A. Shares (i)	—	8,833	—	8,833
Other financial assets (ii)	—	—	69,381	69,126
	—	779,695	69,381	848,821
Current	—	779,695	69,381	848,821
	—	779,695	69,381	848,821

(i)	Through the corporate reorganization detailed in note 1.2, the registered value of the shares started to be classified as investments.

(ii)	On March 31, 2020, Cosan Lubes Investments Limited (“CLI”) received R$65,478 due to the satisfaction of the conditions precedent on December 31, 2019, as provided for in the investment agreement between the Company and CVC Fund VII (“CVC”). On April 15, 2021, the updated amount of R$ 68,876 was liquidated.

37

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.5 Related parties

a)      Summary of balances to related parties

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Current asset
Commercial operations
Raízen Energia S.A. (i)	13,833	23,274	45,213	29,485
Rumo S.A	1,330	4,289	—	8,388
Aguassanta Participações S.A.	947	837	947	837
Cosan Lubrificantes e Especialidades (ii)	12,149	219,613	—	—
Compass Gás e Energia	3,562	3,732	—	—
Payly Soluções e Pagamentos S.A	1,747	2,390	—	—
Raízen Combustíveis S.A. (i)	1,953	644	9,134	1,448
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	—
Other	1,780	9,190	694	8,601
	37,301	263,969	70,274	48,759
Financial operations
Raízen Energia S.A. (i)	22,245	21,141	22,245	21,141
Cosan Lubrificantes e Especialidades	69,436	—	—	—
Raízen Combustíveis S.A.	1,883	1,883	1,883	1,883
	93,564	23,024	24,128	23,024
Total current assets	130,865	286,993	94,402	71,783
Non-current assets
Commercial operations
Raízen Combustíveis S.A. (i)	—	—	47,731	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	75,000	—
	—	—	122,731	—
Preferred shares
Janus Brasil Participações S.A	4,959	—	4,959	—
Raízen Combustíveis S.A. (i)	—	—	199	—
	4,959	—	5,158	—
Corporate / financial operations
Raízen Energia S.A.	155,175	155,175	155,175	155,175
Other	—	—	—	44,808
Cosan Lubrificantes e Especialidades (ii)	415,838	318,174	—	—
	571,013	473,349	155,175	199,983
Total non-current assets	575,972	473,349	283,064	199,983
Total assets	706,837	760,342	377,466	271,766

38

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Current liabilities
Commercial operations
Raízen Energia S.A. (i)	30,934	30,447	58,125	42,709
Raízen Combustíveis S.A. (i)	—	—	206,382	—
Rumo S.A	387	571	—	704
Cosan Lubrificantes e Especialidades (ii)	533	8,059	—	—
Other	5,041	258	933	53
	36,895	39,335	265,440	43,466
Corporate / financial operations
Raízen Combustíveis S.A. (i)	14,693	11,386	14,693	11,387
Cosan Overseas Limited (iii)	36,814	33,579	—	—
Cosan Luxembourg S.A. (iii)	23,275	103,643	—	—
Raízen Energia S.A.	81,978	90,797	86,561	95,631
Shell Brazil Holding B.V.	—	—	141	—
	156,760	239,405	101,395	107,018
Total current liabilities	193,655	278,740	366,835	150,484
Non-current liabilities
Corporate / financial operations
Cosan Lubrificantes e Especialidades (ii)	877,012	875,690	—	—
Cosan Luxembourg S.A. (iii)	3,951,078	3,603,911	—	—
Aldwich	49,261	—	—	—
Cosan Overseas Limited (iii)	2,868,591	2,616,538	—	—
Total non-current liabilities	7,745,942	7,096,139	—	—
Total liabilities	7,939,597	7,374,879	366,835	150,484

(i)	Current and non-current assets receivable from Raízen Energia and Raízen Combustíveis are, primarily, tax credits which will be reimbursed to the Company when realized. The preferred shares are used to Raízen reimburse Cosan, with preferential dividends, when the net operating loss is consumed in Raízen.

Current liabilities represent amounts owed to Raízen Energia and Raízen Combustíveis related to expenses regarding legal disputes and other liabilities, generated before the formation of joint ventures, which are responsibility of Cosan S.A..

(ii)	On December 31, 2018, a contract for the assumption of rights and obligations between the Company and the subsidiary CLE was signed and assets and liabilities related to the fuel business were transferred from the acquisition of Esso Brasileira de Petróleo Ltda. (“Esso”) in 2008, which were not contributed to the formation of Raízen, a fact that generated an increase in the active and passive accounts of related parties of the Company in that year and which has been moved as the transactions are settled. This transfer of assets and liabilities does not impact the consolidated position of Company. nor the information by segment.

39

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iii)	These operations serve as a vehicle for the transfer of resources from the Company to the subsidiaries, which are the bondholders and who are responsible for honoring their obligations. The increases observed in these liability balances refer to the exchange rate variation, which affected the PPE (Export Prepayment) operations that we have today between the Companies and the subsidiaries Cosan Luxemburgo S.A and Cosan Overseas Limited.

b)     Related party transactions

	Parent Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Revenue
Rumo S.A (i)	—	—	10,636	7,662
Raízen Energia S.A.	—	—	14,030	5,725
Raízen Combustíveis S.A	—	—	8,945	10,046
Shell Energy do Brasil Ltda.	—	—	7,934	—
	—	—	41,545	23,433
Purchase of goods / inputs / services
Raízen Energia S.A.	—	—	(13,332)	—
Raízen Combustíveis S.A	—	—	(823)	—
Other	—	—	—	(14)
	—	—	(14,155)	(14)
Shared (expenses) income
Rumo S.A (i)	842	1,192	842	1,192
Cosan Lubrificantes e Especialidades	740	1,045	—	—
Payly Soluções de Pagtos S.A.	36	—	—	—
Compass Gas e Energia S.A	784	—	—	—
Comgas Cia De Gas De São Paulo	328	—	—	—
Sinlog Tecnologia em Logística S.A.	36	—	36	—
Raízen Energia S.A.	(1,258)	(1,061)	(12,245)	(13,201)
	1,508	1,176	(11,367)	(12,009)
Financial result
Cosan Lubrificantes e Especialidades	—	(1,750)	—	—
Cosan Limited (i)	82	286	168	533
Cosan Luxembourg S.A.	(378,158)	(849,240)	—	—
Cosan Overseas Limited	(311,234)	(639,973)	—	—
Raízen Combustíveis S.A	1,308	2,067	—	—
Aldwych Temple Venture	(1,491)	—	1,308	2,067
	(689,493)	(1,488,610)	1,476	2,600
Total	(687,985)	(1,487,434)	17,499	14,010

(i)         Balances related to the months before the date of the corporate restructuring 1.2.

40

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Officers’ and directors’ compensation

The Company has a compensation policy approved by the Board of Directors that includes salaries, contributions to a post-employment defined benefit plan and share-based payment according notes 21 and 22.

	March 31, 2021	March 31, 2020
Short-term benefits to officers and directors	9,983	7,044
Share-based payment transactions	445	3,762
Post-employment benefits	87	—
	10,515	10,806

5.6 Loans, borrowings and debentures

Description	Index	Annual interest rate	March 31, 2021	December 31, 2020	Maturity	Objective
Without guarantee
Senior Notes Due 2029	Fixed 5,50%	5.50%	4,254,085	—	Sep-29	Acquisition
Non-convertible debentures	CDI + 2,65	5.37%	1,761,793	—	Aug-25	Investment
Total			6,015,878	—

Current			44,863	—
Non-current			5,971,015	—

41

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Interest		Consolidated
Description	Index	Annual interest rate	March 31, 2021	December 31, 2020	Maturity	Objective
Secured
BNDES	URTJLP	6.51%	3,060,887	—	Dec-29	Investment
	Fixed	5.63%	600,795	—	Jan-25	Investment
	IPCA	7.46%	831	—	Nov-21	Investment
	URTJLP	9.93%	264	—	Mar-22	Investment
	Fixed	3.50%	990	—	Jan-24	Investment
	IPCA - 3.25%	8.21%	978,684	807,438	Apr-29	Investment
	IPCA - 4.10%	9.10%	170,257	175,374	Apr-29	Investment
Export Credit Agreement (ECA)	Euribor + 0,58%	0.58%	112,213	—	Sep-26	Investment
European investment bank (EIB)	USD + Libor 6M + 0,54%	0.80%	33,725	30,817	May-21	Investment
	USD + Libor 6M + 0,61%	0.80%	31,539	57,813	Sep-21	Investment
			4,990,185	1,071,442
Unsecured
Foreign loans	GBP+Libor 06 + 1,50% Base 365	1.40%	157,557	143,039	Jul-21	Working capital
	GBP - Fixed	1.40%	39,487	35,556	Nov-22	Working capital
	GBP+Libor-06 + 1,10% Base 360	1.18%	157,259	142,091	Dec-21	Acquisition
	GBP+Libor-06 + 1,50% Base 360	1.53%	276,269	248,666	Dec-22	Acquisition
	EUR - Pré-fixado	4.42%	1,734	2,095	Sep-22	Investment
	CDI + 1,03%	3.70%	82,792	—	Feb-23	Investment
	CDI + 0,80%	3.47%	501,824	—	Dec-23	Investment
Loan 4131	USD	0.93%	299,534	—	Nov-22	Working capital
	CDI	4.60%	209,466	—	Apr-21	Working capital
	USD + 3,67%	3.67%	448,384	415,232	May-23	Investment
	USD + 1,59%	1.59%	—	388,912	Apr-21	Investment
	USD + 1,36%	1.60%	411,505	—	Feb-24	Investment
	IPCA + 0,81%	5.81%	264,866	—	Jan-48	Working capital
	Fixed	1.87%	20,209	—	Oct-21	Working capital
Perpetual Notes	USD	8.25%	2,884,555	2,631,100	Nov-40	Acquisition
Senior Notes Due 2023	USD	5.00%	603,906	569,466	Mar-23	Acquisition
Senior Notes Due 2025	USD	5.88%	3,198,838	—	Jan-25	Acquisition
Senior Notes Due 2027	USD	7.00%	4,443,306	4,379,812	Jan-27	Acquisition
Senior Notes Due 2028	USD	5.25%	2,775,562	—	Jan-28	Acquisition
Senior Notes Due 2029	Fixed 5,50%	5.50%	4,254,085	—	Sep-29	Acquisition
Prepayment	100% Libor-03 - 3.50% base 360	0.00%	—	27,129	Mar-21	Working capital
	100% Libor-03 - 1% base 360	1.20%	115,420	104,318	Nov-21	Working capital
Debentures	IPCA + 4,68%	9.70%	552,106	—	Feb-26	Investment
	IPCA + 4,50%	9.52%	694,131	—	Feb-29	Investment
	IPCA + 3,60%	6.24%	374,017	—	Dec-30	Working capital
	CDI + 2,65	5.37%	1,761,793	—	Aug-25	Investment
	IPCA + 6,80%	11.93%	838,747	—	Apr-30	Investment
	IPCA + 3,90%	8.89%	1,002,781	—	Oct-29	Investment
	IPCA + 4,00%	8.99%	1,003,867	—	Dec-35	Investment
	IPCA + 7,48%	12.64%	312,369	299,524	Dec-22	Investment
	IPCA + 7,36%	12.51%	102,168	97,956	Dec-25	Investment
	IPCA + 5,87%	10.95%	883,036	890,658	Dec-23	Investment
	IPCA + 4,33%	9.34%	468,629	452,457	Oct-24	Investment
	IGPM + 6,10%	19.49%	325,315	298,706	May-28	Investment
	100% CDI +0,50%	3.16%	2,020,296	2,007,849	Oct-22	Investment
Working capital	100% CDI - 2.75%	5.47%	100,036	100,045	Jun-22	Working capital
Promissory notes	100% CDI - 3.00%	4.96%	—	601,058	Apr-21	Investment
	100% CDI - 3.40%	5.36%	—	520,116	Apr-21	Investment
			31,585,849	14,355,785

Total			36,576,034	15,427,227

Current			2,413,080	2,352,057
Non-current			34,162,954	13,075,170
42

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company used the annual average rate of the CDI of 2.65% and Long-term Interest Rate (Taxa de Juros de Longo Prazo), or “TJLP,” of 4.39%.

Non-current borrowings are scheduled to fall due as follows:

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
13 to 24 months	—	—	4,343,252	2,605,687
25 to 36 months	580,000	—	3,322,477	2,039,863
37 to 48 months	580,000	—	5,009,523	623,971
49 to 60 months	580,000	—	1,304,915	171,794
61 to 72 months	—	—	5,047,022	238,050
73 to 84 months	—	—	3,996,770	4,512,773
85 to 96 months	—	—	1,609,097	238,095
Thereafter	4,231,015	—	9,529,898	2,644,937
	5,971,015	—	34,162,954	13,075,170

The carrying amounts of loans, borrowings and debentures are denominated in the following currencies:

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Brazilian reais (BRL)	1,761,793	—	16,310,947	6,251,180
U.S. Dollar (USD)	4,254,085	—	19,500,359	8,604,600
British pound (GBP)	—	—	630,572	569,352
Euro (EUR)	—	—	134,156	2,095
	6,015,878	—	36,576,034	15,427,227

On February 23, 2021, the subsidiary Comgás, based on its Liability Management policy and current market conditions, decided to prepay the loan 4131 contracted with Scotiabank in April 2020, with exchange of indexer by means of swap considering tax of CDI + 2.75% and original maturity in April 2021, subsequently contracting a debt of equal value with the same counterparty, however, extending the term by three years to mature in February 2024, with exchange of indexer by means of swap tax of CDI + 1.25%. The only effect of this transaction on the interim financial statements for the three-month period ended March 31, 2021, was the positive result of the settlement of the swap for on 2020 operation with a net cash receipt of approximately R$5 million.

43

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

All debts denominated in U.S. dollar have currency risk protection through derivative financial instruments (Note 5.10), except for perpetual notes.

Below are the movements in loans, borrowings and debentures occurred for the period ended March 31, 2021:

	Parent Company	Consolidated
March 31, 2020	—	15,427,227
Corporate reorganization (Note 1.2)	5,982,343	26,817,519
Raised	—	583,128
Amortization of principal (i)	(5,427)	(6,945,855)
Payment of interest	(134,759)	(513,490)
Interest, exchange rate and fair value	173,721	1,207,505
March 31, 2021	6,015,878	36,576,034

(i)         Debt settlement: Senior Notes Due 2024 (R$4,514,289), NCE CDI + 3.05% (R$208,464) and NCE CDI + 3.15% (R$468,516), by the subsidiary Rumo S.A..

a)    Guarantees

The subsidiary Comgás has financing contracts with the European Investiment Bank (“EIB”), destined for investments and is guaranteed, according to each contract, by bank guarantee, with an average cost of 1.47% per year or by real guarantees (assets) and guarantee account. As of March 31, 2021, the balance of bank guarantees contracted was R$123,885 (R$113,000 on December 31, 2020).

In Rumo some financing contracts with the National Bank for Economic and Social Development (“BNDES”), intended for investments, are also guaranteed, according to each contract, by bank guarantee, with an average cost of 0.93% per year or by real guarantees (assets) and guarantee account. On March 31, 2021, the balance of bank guarantees contracted was R$3,392,192 (R$3,687,323 on December 31, 2020).

44

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

To calculate the average rates, the annual average CDI of 2.25% (2.78% as of December 31, 2020) and TJLP of 4.70% (4.87% as of December 31, 2020) were considered on an annual basis.

b)    Available credit line

As of March 31, 2021, the Company had credit lines in banks with AA rating, which were not used, in the total amount of R$250,000 (R$250,000 on December 31, 2020) and R$1,201,981 (R$487,378 in December 31, 2020), to investee Rumo SA.

The use of these credit lines is subject to certain contractual conditions.

c)    Financial covenants

Under the terms of the major borrowing facilities, the Company and its subsidiaries are required to comply with the following financial covenants:

Debt	Triggers	Ratios
Debenture 4th Issue – Comgás	Short-term indebtedness/ Total indebtedness (iii) cannot exceed 0.6	0.05
Debenture 4th to 8th Issue – Comgás	Net debt (i) / EBITDA (ii) cannot exceed 4.00	1.70
BNDES - Comgás		1.70
Resolution 4131 - Comgás		1.70
Senior Notes Due 2027 - Cosan	Net debt pro forma (iv) / EBITDA (ii) | (iv) not higher than or equal to 3.5	3.00
Senior Notes Due 2029 - Cosan	Net debt (i) / EBITDA (ii) not higher than or equal to 3.5	3.00
Senior Notes Due 2025 - Rumo	Net debt (i) / EBITDA (ii) not higher than or equal to 3.3	2.00
BNDES - Rumo	EBITDA (ii) / Consolidated financial result (v) higher or equal 2.0x in December 2021	293.86 (vi)

(i)	Net debt consists of current and non-current debt, net of cash and cash equivalents and marketable securities. Net debt is a non-GAAP measure.
(ii)	Corresponds to the accumulated EBITDA of the last twelve months.
(iii)	Indebtedness means the sum of current and noncurrent loans, financing and debentures, leases and current and noncurrent derivative financial instruments.

45

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iv)	Net debt and EBITDA pro forma, including joint ventures financial information. Net debt and EBITDA pro forma are a non-GAAP measure.
(v)	The financial result of the net debt is represented by the cost of the net debt.
(vi)	The Rumo S.A. presented a financial result from the consolidated debt due to the prepayment of Senior Notes 2024, excluding the effects of this operation, the index would be 11.11.

For the other loans, borrowings and debentures of the Company there are no debt financial covenants.

The terms of loans included cross-default provisions.

On March 31, 2021, the Company and its subsidiaries was in compliance with all debt financial covenants.

d)     Fair value and exposure to financial risk

The fair value of the loans is based on the discounted cash flow using its implicit discount rate. They are classified as a level 2 fair value in the hierarchy (Note 5.10) due to the use of unobservable data, including own credit risk.

The details of the Company’s exposure to risks arising from loans are shown in Note 5.12.

46

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.7 Trade payables

The carrying amounts of suppliers and other accounts payable are the same as their fair values, due to their short-term nature.

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Materials and service suppliers	1,323	4,066	1,450,456	1,095,051
Natural gas/ transport and logistics suppliers	—	—	859,515	780,141
	1,323	4,066	2,309,971	1,875,192

5.8 Leases

Accounting policy

At the beginning or in the modification of a contract, the Company assesses whether a contract is or contains a lease.

The lease liability is initially measured at the present value of lease payments that are not made on the start date, discounted at the interest rate implicit in the lease or, if that rate cannot be determined immediately, by the Company’s incremental loan rate. The Company generally uses its incremental loan rate as a discount rate.

The lease payments included in the measurement of the lease liability comprise the following:

  fixed payments, including fixed payments in essence;
  variable lease payments that depend on index or rate, initially measured using the index or rate on the start date;
  amounts expected to be paid by the lessee, in accordance with the residual value guarantees; and

47

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

  the exercise price of the call option if the lessee is reasonably certain to exercise that option, and payment of fines for terminating the lease, if the lease term reflects the lessee exercising the option to terminate the lease.

Subsequent valuation of the lease liability is at amortized cost, using the effective interest method. It is remeasured when there is a change in future lease payments resulting from a change in index or rate, if there is a change in the amounts that are expected to be paid according to the residual value guarantee, if the Company changes its valuation, an option will be exercised purchase, extension or termination or if there is an essentially fixed revised lease payment.

When the lease liability is remeasured in this way, an adjustment corresponding to the carrying amount of the right-of-use asset is made or is recorded in the income statement if the carrying amount of the right-of-use asset has been reduced to zero.

	Consolidated
	Financial	Operational - concessions	Operational - other	Total
At January 1, 2021	—	—	79,763	79,763
Corporate reorganization (Note 1.2)	403,008	2,353,947	194,006	2,950,961
Additions	—	—	22,693	22,693
Appropriation of interest and exchange variation	4,142	22,484	5,538	32,164
Repayments of principal from debts	(10,739)	(12,124)	(4,906)	(27,769)
Payments of interest from debts	—	(16,514)	(1,968)	(18,482)
Contractual adjustment	—	47,815	45	47,860
At March 31, 2021	396,411	2,395,608	295,171	3,087,190

Current	223,399	239,256	70,860	533,515
Non-current	173,012	2,156,352	224,311	2,553,675
	396,411	2,395,608	295,171	3,087,190

48

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.9 Sector financial asset and liability

The changes in net sector financial asset (liability) for the period ended March 31, 2021 were as follows:

	Sectorial assets	Sectorial liabilities	Total
January 01, 2021	241,749	(565,911)	(324,162)
Cost of gas (i)	(59,010)	-	(59,010)
Credits of taxes (ii)	-	(37,599)	(37,599)
Monetary variations (iii)	1,366	-	1,366
Other revenue (iv)	-	-	-
March 31, 2021	184,105	(603,510)	(419,405)

Current	184,105	(92,386)	91,719
Non-current	-	(511,124)	(511,124)
	184,105	(603,510)	(419,405)

(i)	Refers to the cost of gas purchased higher than that contained in the tariffs, 100% classified in current assets, since ARSESP's resolution provides for tariff recovery on a quarterly basis.
(ii)	Credits, mainly, from the exclusion of ICMS on the basis of PIS and COFINS, which will be returned to consumers when the lawsuit is final, and which should be discussed with ARSESP regarding the mechanisms and criteria for reimbursement.
(iii)	Monetary restatement on the current gas account, based on the SELIC rate.

49

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.10 Derivative financial instruments

	Notional		Fair value
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Fuel derivative agreements
Forward agreements (i)	—	13,422	—	(348)

Energy derivative agreements
Forward agreements (ii)	1,374,618	1,354,967	(137,781)	(189,423)

Exchange rate derivatives
Forward agreements	1,540,336	345,144	86,318	(509)

Interest rate and exchange rate risk
Swap agreements (shares) (iii)	600,000	—	308,440	—
Swap agreements (interest rate)	4,463,765	1,170,861	645,488	346,488
Swap agreements (exchange and interest rate)	11,124,750	4,281,071	4,989,671	2,553,383
	16,188,515	5,451,932	5,943,599	2,899,871

Total financial instruments			5,892,136	2,709,591

Current assets			382,585	156,208
Non-current assets			5,850,020	2,971,210
Current liabilities			(225,870)	(293,656)
Non-current liabilities			(114,599)	(124,171)
Total			5,892,136	2,709,591

(i)	Forward contracts for fuels contracted by the subsidiary Moove, which seek to reduce possible impacts on the price fluctuation of the commodity that can affect our lubricant costs.

(ii)	The subsidiary Compass Gás e Energia has a portfolio of energy contracts (purchase and sale) aimed at meeting demands and offers for consumption or supply of energy. In addition, there is a portfolio of contracts that comprises forward positions, usually short-term. For this portfolio, there is no purchase commitment with a sales contract.

50

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(iii)	The Company contracted a Total Return Swap, with Banco Santander (Brasil) S.A. In accordance with the total return swap, which will have a financial settlement, Cosan will receive the return on the variation in the price of CSAN3 shares adjusted by the dividends for the period and will pay interest annual rates referenced to CDI + Spread. The equivalent contracted amount of CSAN3 shares with a total return swap was 9,937,003 and the total initial value is R$600,000.

Derivatives are only used for economic hedging purposes and not as speculative investments.

Fair value hedge

Currently the Company has adopted the hedge accounting of fair value for some its operations. Both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

The effects of the foreign currency-related hedging instruments and interest rate swaps on the Company’s financial position and performance are as follows:

		Book value		Accumulated fair value adjustment
	Notional	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Exchange rate hedge

Designated items
Senior notes 2025 (Rumo Luxembourg)	(1,740,550)	(3,198,838)	—	15,777	—
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,775,562)	—	71,314	—
Total debt	(4,532,150)	(5,974,400)	—	87,091	—

Derivative financial instruments

Senior swaps notes 2025 (Rumo Luxembourg)	1,740,550	1,485,832	—	(13,748)	—
Senior swaps notes 2028 (Rumo Luxembourg)	2,791,600	494,411	—	5,589	—
Derivative total	4,532,150	1,980,243	—	(8,159)	—

Total	—	(3,994,157)	—	78,932	—

51

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

		Book value		Accumulated fair value adjustment
	Notional	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Interest rate hedge

Designated items
Senior notes 2023 (Cosan Luxembourg)	(691,157)	(603,906)	(569,466)	(231,636)	(237,050)
Debenture 3rd issue - 3rd series (Comgás)	—	—	—	—	575
Debenture 5th issue - single series (Comgás)	(684,501)	(883,036)	(890,658)	7,622	(22,040)
Debenture (Rumo)	(2,329,136)	(2,380,664)	—	36,984	—
Total debt	(3,704,794)	(3,867,606)	(1,460,124)	(187,030)	(258,515)

Derivative financial instruments

Senior swaps notes 2023 (Cosan Luxembourg)	691,157	433,317	392,899	35,012	(42,532)
Debenture 3rd issue swaps - 3rd series (Comgás)	—	—	—	—	862
Debenture 5th issue swaps - single series (Comgás)	684,501	195,752	211,741	(15,989)	10,731
Debenture Swap (Rumo)	2,354,965	123,905	—	7,627	—
Derivative total	3,730,623	752,974	604,640	26,650	(30,939)

Total	25,829	(3,114,632)	(855,484)	(160,380)	(289,454)

Fair value option

Certain derivative instruments have not been linked to documented hedge structures. The Company opted to designate the protected liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same that would be obtained through hedge documentation:

52

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

			Book value		Accumulated fair value adjustment
		Notional	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Exchange rate hedge

Objects
Sênior Notes 2027	USD+7,0%	(3,703,245)	(4,461,557)	(4,379,812)	207,213	(349,181)
EIB 3ª Tranche	US$ + LIBOR6M + 0,54%	(9,625)	(33,725)	(30,817)	507	156
EIB 4ª Tranche	US$ + LIBOR6M + 0,61%	(9,237)	(31,539)	(57,813)	441	308
Loan 4131 (Comgás - 2018)	US$ + 3,67%	(268,125)	(448,384)	(415,232)	(15,811)	(24,247)
Loan 4131 (Comgás - 2020)	US$ + 1,59%	—	—	(388,912)	—	1,967
Loan 4131 (Comgás - 2021)	US$ + 1,60%	(407,250)	(411,505)	—	16,374	—
ECA	EUR + 0,58%	(100,198)	(112,213)	—	11,588	—
Loan 4131 (Rumo)	USD + 2,20%	(220,000)	(299,534)	—	3,162	—
Total		(4,717,680)	(5,798,457)	(5,272,586)	223,474	(370,997)

Derivative instruments

FX and interest swap	BRL + 126,85% do CDI	3,703,245	2,157,170	2,272,648	270,391	1,320,629
EIB 3ª Tranche	BRL + 88,5% do CDI	9,625	23,789	21,176	2,613	24,927
EIB 4ª Tranche	BRL + 81,1% do CDI	9,237	22,120	39,256	4,891	26,219
Loan 4131 (Comgás - 2018)	BRL + 107,9% do CDI	268,125	192,812	154,627	38,185	117,080
Loan 4131 (Comgás - 2020)	BRL + CDI + 2,75%	—	—	(6,214)	15,711	(12,904)
Loan 4131 (Comgás - 2021)	BRL + CDI + 1,25%	407,250	4,811	—	4,811	—
Inflation and interest rate swaps	BRL + 107% do CDI	100,198	42,327	—	(5,902)	—
Inflation and interest rate swaps	BRL + 118% do CDI	220,000	100,438	—	4,128	—
Derivative total		4,717,680	2,543,467	2,481,493	334,828	1,475,951

Total		—	(3,254,990)	(2,791,093)	558,302	1,104,954

			Book value		Accumulated fair value adjustment
		Notional	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Interest rate hedge

Objects
Debenture (Rumo)	IPCA + 4,68%	(500,000)	(552,106)	—	(3,056)	—
Debenture (Rumo)	IPCA + 4,50%	(600,000)	(694,131)	—	1,757	—
Total		(1,100,000)	(1,246,237)	—	(1,299)	—

Derivative instruments

FX and interest swap	107% CDI	500,000	70,819	—	(2,658)	—
FX and interest swap	105% CDI	600,000	90,259	—	(5,306)	—
Derivative total		—	—	—	—	—

Total		(1,100,000)	(1,246,237)	—	(1,299)	—

53

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

There is an economic relationship between the hedged item and the hedge instrument, since the terms of the interest rate and foreign exchange swap correspond to the terms of the fixed rate loan, that is, notional amount, term and payment. The Company established a 1:1 hedge ratio for hedge relationships, since the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares the changes in the fair value of the hedge instrument with the changes in the fair value of the hedged item attributable to the hedged risk.

5.11 Recognized fair value measurements

The market value of the Senior Notes are listed on the Luxembourg Stock Exchange (Note 5.6) is based on their quoted market price are as follows:

	Company	March 31, 2021	December 31, 2020
Senior notes 2023	Cosan Luxembourg	100.16%	101.02%
Senior notes 2025	Rumo Luxembourg	105.43%	104.96%
Senior notes 2028	Rumo Luxembourg	105.07%	105.04%
Senior notes 2027	Cosan Luxembourg	106.57%	108.20%
Senior notes 2029	Cosan S.A.	106.01%	103.47%
Perpetual notes	Cosan Overseas Limited	102.79%	102.88%

All the resulting fair value estimates are included in level 2.

The carrying amounts and fair value of financial assets and financial liabilities are as follows:

		Carrying amount		Assets and liabilities measured at fair value
		March 31, 2021	December 31, 2020	March 31, 2021		December 31, 2020
	Note			Level 1	Level 2	Level 1	Level 2
Assets
Investment funds	5.1	1,509,462	2,154,257	—	1,509,462	—	2,154,257
Marketable securities	5.2	3,735,659	2,271,570	—	3,735,659	—	2,271,570
Other financial assets	5.4	69,381	848,821	69,381	—	848,821	—
Derivate financial instruments	5.10	6,232,605	3,127,418	—	6,232,605	—	3,127,418
Total		11,547,107	8,402,066	69,381	11,477,726	848,821	7,553,245
Liabilities
Loans, borrowings and debentures	5.6	(19,351,831)	(6,837,028)	—	(19,351,831)	—	(6,837,028)
Consideration payable		(218,115)	(224,787)	—	(218,115)	—	(224,787)
Derivative financial instruments	5.10	(340,469)	(417,827)	—	(340,469)	—	(417,827)
Total		(19,910,415)	(7,479,642)	—	(19,910,415)	—	(7,479,642)

54

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

5.12  Financial risk management

This note explains the Company’s exposure to financial risks and how these risks could affect the group’s future financial performance. Current period profit and loss information has been included where relevant to add further context.

Risk	Exposure arising from	Measurement	Management
Market risk – foreign exchange	(i) Future commercial transactions. (ii) Recognized financial assets and liabilities not denominated in Brazilian reais.	(i) Cash flow forecasting (ii) Sensitivity analysis	Foreign currency forwards.
Market risk – interest rate	Cash and cash equivalents, marketable securities, loans, borrowings and debentures, leases and derivative.	(i) Sensitivity analysis	Interest rate Swap.
Credit risk	Cash and cash equivalents, marketable securities trade receivables, derivatives, receivables from related parties and dividends.	(i) Ageing analysis (ii) Credit ratings	Diversification of bank deposits, credit limits and letters of credit.
Liquidity risk	Loans, borrowings and debentures, trade payables, other financial liabilities, REFIS, leases, derivative, payables to related parties and dividends.	(i) Rolling cash flow forecasts	Availability of committed credit lines and borrowing facilities.

The Company’s risk management is predominantly controlled by a central treasury department under policies approved by the Board of Directors. The Company’s Management identifies, evaluates and hedges financial risks in close co-operation with the Company’s operating units. The Board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Where all relevant criteria are met, hedge accounting is applied to remove the accounting mismatch between the hedging instrument and the hedged item. This will effectively result in recognizing interest expense at a fixed interest rate for the hedged floating rate loans and inventory at the fixed foreign currency rate for the hedged purchases.

55

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Company may choose to formally designate new debt transactions involving hedging derivative financial instruments through swap between exchange variation and interest rates, as measured at fair value. The fair value option is intended to eliminate or reduce any inconsistency in measurement or recognition of certain liabilities, which would otherwise arise. Thus, both the swaps and the respective debts are measured at fair value and this option is irrevocable and should be made only upon initial recording (“inception”) of the operation.

The Company’s policy is to maintain capital base to promote the confidence of investors, creditors and the market, and to ensure the future development of the business. Management monitors that the return on capital is adequate for each of its businesses.

The usage of financial instruments in order to protect against these areas of volatility is determined through an analysis of the risk exposure that management intends to cover.

a)    Market risk

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

  Foreign exchange risk

At March 31, 2021 and December 31, 2020, the Company had the following net exposure to the exchange rate variations on assets and liabilities denominated in U.S. Dollar (U.S.$.) and Euro:

	March 31, 2021	December 31, 2020
Cash and cash equivalents	1,271,634	143,676
Trade receivables	81,750	17,502
Trade payables	(97,488)	(174,178)
Loans, borrowings and debentures	(19,579,128)	(8,007,493)
Consideration payable	(218,115)	(224,787)
Derivative financial instruments (notional)	16,775,697	5,453,252
Foreign exchange exposure, net	(1,765,650)	(2,792,028)

56

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The sensitivity of profit or loss to changes in the exchange rates arises mainly from U.S. Dollar denominated financial instruments and the impact on other components of equity arises from foreign forward exchange contracts designated as cash flow hedges though its joint ventures.

A reasonably possible strengthening (weakening) of the Real against the US dollars and Euro as of March 31, 2021 would have affected the measurement of foreign currency-denominated financial instruments and the affected shareholders' equity and income by the amounts indicated below:

			Variation scenario
Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	Currency fluctuation	(160,033)	766,053	1,647,756	(997,354)	(1,879,057)
Trade receivables	Currency fluctuation	69,593	52,195	34,797	86,991	104,389
Trade payables	Currency fluctuation	(82,988)	(62,241)	(41,494)	(103,735)	(124,482)
Derivative financial instruments	Currency fluctuation	2,067,352	4,978,825	7,746,682	(556,889)	(3,324,746)
Loans, borrowings and debentures	Currency fluctuation	949,259	(4,427,509)	(9,804,277)	6,326,026	11,702,794
Consideration payable	Currency fluctuation	185,677	139,258	92,838	232,096	278,516
Impacts on profit or loss		3,028,860	1,446,581	(323,698)	4,987,135	6,757,414

The probable scenario was defined based on the U.S dollar and Euro market rates projected for December 31, 2021, which determines the fair value of the derivatives at that date. Stressed scenarios (positive and negative effects, before taxes) were defined based on adverse impacts of 25% and 50% on the US dollar exchange rates used in the probable scenario.

Based on the financial instruments denominated in U.S. Dollars at March 31, 2021, the Company performed a sensitivity analysis with a 25% and 50% increase in the exchange rate (R$/ US$). The probable scenario considers the Company's projections made by specialized advisory services for 12-month exchange rates, as follows:

57

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Exchange rate sensitivity analysis (R$/U.S.$) and (R$/Euro)
	March 31, 2021	Scenario
		Probable	25%	50%	-25%	-50%
U.S.$	5.6973	5.4500	6.8125	8.1750	4.0875	2.7250
Euro	6.6915	6.5400	8.1750	9.8100	4.9050	3.2700

  Interest rate risk

The Company and its subsidiaries monitor the fluctuations in variable interest rates in connection with their borrowings and uses derivative instruments in order to minimize variable interest rate fluctuation risks.

A sensitivity analysis on the interest rates on loans and borrowings in compensation for the CDI investments with pre-tax increases and decreases of 25% and 50% is presented below:

		Variation scenario
Exposure interest rate	Probable	25%	50%	-25%	-50%
Cash and cash equivalents	167,300	208,829	250,949	125,475	83,650
Marketable securities	151,814	189,768	227,722	113,861	90,795
Derivative financial instruments	2,031,505	1,741,123	1,289,932	2,787,483	3,398,214
Loans, borrowings and debentures	(303,772)	(370,598)	(437,257)	(237,280)	(170,622)
Impacts on profit or loss	2,046,847	1,769,122	1,331,346	2,789,539	3,402,037

The probable scenario considers the estimated interest rate, made by a specialized third party and Central Bank of Brazil (Banco Central do Brasil), or “BACEN,” as follows:

	Probable	25%	50%	-25%	-50%
SELIC	4.48%	5.60%	6.73%	3.36%	2.24%
CDI	4.48%	5.60%	6.73%	3.36%	2.24%
TJLP462 (TJLP + 1% p.y.)	5.90%	7.13%	8.35%	4.68%	3.45%
TJLP	4.90%	6.13%	7.35%	3.68%	2.45%
IPCA	3.48%	4.35%	5.22%	2.61%	1.74%
IGPM	5.72%	7.15%	8.57%	4.29%	2.86%
Libor	0.41%	0.51%	0.62%	0.31%	0.21%
Fed Funds	0.15%	0.19%	0.23%	0.11%	0.08%

58

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)     Credit risk

The Company’s regular operations expose it to potential defaults when customers, suppliers and counterparties are unable to comply with their financial or other commitments. The Company seeks to mitigate this risk by entering into transactions with a diverse pool of counterparties. However, the Company continues to remain subject to unexpected third-party financial failures that could disrupt its operations. The exposure to credit risk was as follows:

	March 31, 2021	December 31, 2020
Cash and cash equivalents	7,933,170	4,614,053
Trade receivables	2,311,402	1,604,839
Marketable securities	3,735,659	2,271,570
Restricted cash	59,872	—
Derivative financial instruments	6,232,605	3,127,418
Receivables from related parties	377,466	271,766
Dividends receivable	102,592	77,561
Restricted cash	69,381	68,838
	20,822,147	12,036,045

The Company is also exposed to risks in connection with its cash management activities and temporary investments.

Liquid assets are invested primarily in government security and other investments in Banks with a minimum grade of “A.” Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy.

59

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed on an annual basis and may be updated throughout the period. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through potential counterparty’s failure to make payments. The credit risk on cash and cash equivalents, marketable securities, restricted cash and derivative financial instruments are determined by rating instruments widely accepted by the market and are arranged as follows:

	March 31, 2021	December 31, 2020
AAA	16,892,915	8,997,661
AA	1,068,391	1,015,380
	17,961,306	10,013,041

c)      Liquidity risk

The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The financial liabilities of the Company sorted by due dates (based on undiscounted cash flows contracted) are as follows:

	March 31, 2021					December 31, 2020
	Up to 1 year	1 - 2 years	3 - 5 years	More than 5 years	Total	Total
Loans, borrowings and debentures	(3,447,685)	(5,772,340)	(15,991,229)	(32,523,942)	(57,735,196)	(20,543,616)
Trade payables	(2,309,971)	—	—	—	(2,309,971)	(1,875,192)
Other financial liabilities	(509,656)	—	—	—	(509,656)	(149,293)
Tax installments - REFIS	(5,767)	(3,836)	(2,590)	(182,308)	(194,501)	(193,353)
Leases	(574,155)	(407,930)	(1,139,410)	(12,357,849)	(14,479,344)	(107,451)
Lease and concession instalments	(52,401)	(205,087)	(617,436)	(358,174)	(1,233,098)	—
Payables to related parties	(366,835)	—	—	—	(366,835)	(150,484)
Dividends payable	(147,214)	—	—	—	(147,214)	(16,301)
Derivative financial instruments	353,260	441,072	1,457,116	4,686,379	6,937,827	4,087,083
	(7,060,424)	(5,948,121)	(16,293,549)	(40,735,894)	(70,037,988)	(18,948,607)

60

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)
6 Other tax receivables

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
COFINS - Revenue tax	26,976	26,952	539,495	322,500
ICMS - State VAT (i)	—	—	767,559	159,299
ICMS CIAP - State VAT (ii)	—	—	114,377	17,763
PIS - Revenue tax	2,785	2,785	135,099	20,071
Credit installment	42,231	42,138	42,231	42,138
Other	1,184	1,165	54,953	39,933
	73,176	73,040	1,653,714	601,704

Current	35,525	35,507	675,385	434,480
Non-current	37,651	37,533	978,329	167,224

(i) ICMS credit related to the purchase of inputs and diesel used in transportation incorporated into the balance due to the corporate reorganization, Note 1.2.

(ii) ICMS credit arising from acquisitions of property, plant and equipment incorporated into the balance due to the corporate reorganization, Note 1.2.

7 Inventories

	Consolidated
	March 31, 2021	December 31, 2020
Finished goods	828,469	545,529
Raw material for construction process	115,403	118,319
Warehouse and other	18,103	22,052
	961,975	685,900

The balances are presented net of the provision for obsolete inventories in the amount of R$37,482 on March 31, 2021 (R$17,449 on December 31, 2020).

61

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8 Investments in associates

8.1 Investments in subsidiaries and associates

Cosan’s subsidiaries and associates are listed below:

	March 31, 2021	December 31, 2020
Directly owned subsidiaries
Compass Gás e Energia	99.01%	99.01%
Cosan Lubes Investments Limited (CLI)	70.00%	70.00%
Cosan Cayman II Limited	100.00%	100.00%
Cosan Global Limited	100.00%	100.00%
Cosan Investimentos e Participações S.A.	100.00%	100.00%
Cosan Luxembourg S.A. (ii)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Payly Soluções de Pagamentos S.A.	75.00%	75.00%
Cosan Limited Partners Brasil Consultoria Ltda (i)	60.00%	—
Sinlog Tecnologia em Logística S.A. (i)	78.43%	—
Rumo S.A.	30.37%	2.16%
Cosan Logística S.A.	—	0.10%

Interest of Compass Gás e Energia in its subsidiaries
Companhia de Gás de São Paulo - Comgás	99.15%	99.15%
Compass Comercialização S.A.	100.00%	100.00%
Compass Geração Ltda	100.00%	100.00%
Compass Energia Ltda	100.00%	100.00%
Terminal de Regaseificação de São Paulo - TRSP	100.00%	100.00%
Rota 4 Participações S.A.	100.00%	100.00%
Edge II - Empresa de Geração de Energia	100.00%	—

Interest of Cosan Lubes Investments Limited in its subsidiaries
Moove Lubricants Limited	100.00%	100.00%
Cosan Cinco S.A.	100.00%	100.00%
Airport Energy Limited	100.00%	100.00%
Airport Energy Services Limited	100.00%	100.00%
Wessesx Petroleum Limited	100.00%	100.00%
Stanbridge Group Limited	100.00%	100.00%
Cosan Lubricants España S.L.U.	100.00%	100.00%
Techniques ET Technologies Appliquees SAS	75.00%	75.00%
Cosan Lubrificantes S.R.L.	98.00%	98.00%
Lubrigrupo II - Comércio e Distribuição	100.00%	100.00%
de Lubrificantes SA	100.00%	100.00%
Comma Oil & Chemicals Marketing SRL	100.00%	100.00%
Comma Otomotiv Yag Ve Kimyasallari	100.00%	100.00%
Pazarlama Limited Sirketi	100.00%	100.00%
Comma Oil & Chemicals Marketing B	100.00%	100.00%
Commercial Lubricants Moove Corp	100.00%	100.00%
Cosan Lubrificantes e Especialidades S.A.	100.00%	100.00%
Cosan US, Inc	100.00%	100.00%
Ilha Terminal Distribuição de Produtos Derivados de Petróleo Ltda.	100.00%	100.00%
Zip Lube S.A.	100.00%	100.00%
Cosan Paraguay S.A.	100.00%	100.00%

62

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Interest of Rumo S.A. Investments Limited in its subsidiaries (i)
Elevações Portuárias S.A.	100.00%	—
Rumo Intermodal S.A.	100.00%	—
Rumo Malha Central S.A.	100.00%	—
Boswells S.A.	100.00%	—
Rumo Malha Sul S.A.	100.00%	—
Rumo Luxembourg Sarl	100.00%	—
Rumo Malha Paulista S.A.	100.00%	—
ALL Armazéns Gerais Ltda.	100.00%	—
Rumo Malha Oeste S.A.	100.00%	—
Paranaguá S.A.	99.90%	—
Rumo Malha Norte S.A.	99.74%	—
ALL Argentina S.A.	90.96%	—
Brado Participações S.A.	62.22%	—
Logispot Armazéns Gerais S.A.	51.00%	—
Terminal São Simão S.A.	51.00%	—

(i)	Movement of equity interest resulting from the corporate reorganization as specified in note 1.2.
(ii)	Management concluded that there are no material uncertainties that put the subsidiaries operational continuity in doubt. Despite presenting on March 31, 2021 a combined investment amount with an unsecured liability of R$331,040, as shown below, no events or conditions were identified that, individually or collectively, could raise significant doubts as to the ability to maintain their continuity operational. The subsidiaries have the financial support of the Company.

63

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Below are investments in subsidiaries and associates that are material for the Company on March 31.2021:

a)      Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Compass Gás e Energia	628,487,690	622,265,040	99.01%	99.01%
Cosan Global Limited	1	1	100.00%	100.00%
Cosan Investimentos e Participações S.A.	3,778,868,643	3,778,868,643	100.00%	100.00%
Cosan Luxemburgo S.A.	500,000	500,000	100.00%	100.00%
Radar II Propriedades Agrícolas S.A.	81,440,221	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	207,712,545	105,461,644	50.77%	5.00%
Cosan Lubes Investment	34,963,764	24,474,635	70.00%	70.00%
Payly Soluções de Pagamentos S.A.	71,527,201	53,646,401	75.00%	75.00%
Pasadena Empreendimentos e Participações S.A.	32,752,251	32,751,751	99.99%	99.99%
Sinlog Tecnologia em Logística S.A.	51,000	40,000	78.43%	78.43%
Rumo S.A.	1,854,158,791	562,529,490	30.34%	30.37%
Cosan Limited Partners Brasil Consultoria Ltda	10	6	60.00%	60.00%

64

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Increase of capital	Merged net assets	Other	At March 31, 2021
Rumo S.A.	—	17,067	1,740	708	—	—	4,585,932	(9,037)	4,596,410
Cosan Global	132,896	10,867	—	—	—	—	—	—	143,763
Compass Gás e Energia	3,288,317	462,395	—	1,734	(198,020)	—	—	(80)	3,554,346
Cosan Investimentos e Participações S.A.	5,836,793	291,365	—	(75,726)	—	—	—	—	6,052,432
Cosan Limited Partners Brasil Consultoria Ltda	—	—	—	—	—	—	430	—	430
Sinlog Tecnologia em Logística S.A.	—	(1,014)	4,009	—	—	6,675	9,372	—	19,042
Cosan Lubes Investment	1,364,608	46,434	—	59,478	—	—	—	—	1,470,520
Payly Soluções de Pagamentos S.A.	9,071	(401)	—	—	—	5,250	—	—	13,920
Radar II Propriedades Agrícolas S.A.	33,209	241	—	23	—	—	—	—	33,473
Radar Propriedades Agrícolas S.A.	62,391	368	—	116	—	—	—	—	62,875
Tellus Brasil Participações S.A.	105,662	1,127	—	—	—	—	—	—	106,789
Pasadena Empreendimentos e Participações S.A.	473	(19)	—	—	—	—	—	—	454
Janus Brasil Participações S.A.	130,900	(3,157)	—	—	—	—	—	—	127,743
Outros	62,260	1,269	—	5,118	—	—	—	(6)	68,641
Total investments in associates	11,026,580	826,542	5,749	(8,549)	(198,020)	11,925	4,595,734	(9,123)	16,250,838

Cosan Luxemburg S.A.	(458,852)	127,811	—	—	—	—	—	—	(331,041)
Total provision for uncovered liability of associates	(458,852)	127,811	—	—	—	—	—	—	(331,041)

Total	10,567,728	954,353	5,749	(8,549)	(198,020)	11,925	4,595,734	(9,123)	15,919,797

65

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Radar II Propriedades Agrícolas S.A.	81,440,222	24,920,708	51.00%	3.00%
Radar Propriedades Agrícolas S.A.	1,735,703	531,125	51.00%	2.51%
Tellus Brasil Participações S.A.	120,920,492	61,359,624	50.74%	5.00%
Janus Brasil Participações S.A.	136,928,272	69,361,678	50.77%	5.00%

(i) The Company has no significant influence, justifying the criteria to define the measurement of the retained portion of the investment using the equity method, although it does not consolidate due to the shareholders' agreement that inhibits its decision making.

	At January 1, 2021	Interest in earnings of subsidiaries	Other comprehensive income	Merged net assets	Other	At March 31, 2021
Tellus Brasil Participações S.A.	105,665	1,127	—	—	—	106,792
Janus Brasil Participações S.A.	130,901	(3,157)	—	—	—	127,744
Radar Propriedades Agrícolas S.A	62,372	368	116	—	—	62,856
Radar II Propriedades Agrícolas S.A	33,205	241	23	—	—	33,469
Other	1,562	227	24	49,953	13	51,779
	333,705	(1,194)	163	49,953	13	382,640

66

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

8.2 Non-controlling interests in subsidiaries

Set out below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company elimination.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Compass Gás e Energia	628,487,690	6,222,650	0.99%
Comgás	132,520,587	1,139,210	0.86%
Cosan Lubes	34,963,764	10,489,129	30.00%
Payly Soluções de Pagamentos S.A.	44,861,170	11,215,293	25.00%
Rumo S.A.	1,854,158,791	1,291,629,301	69.63%
Cosan Limited Partners Brasil Consultoria Ltda	10	4	40.00%
Sinlog Tecnologia em Logística S.A.	51,000	10,000	21.57%
TTA	10,521	2,630	25.00%

The following table summarizes the information relating to each of the Company’s subsidiaries that has material non-controlling interests, before any intra-group elimination.

67

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	At January 1, 2021	Interest in earnings of subsidiaries	Sales or purchase of interests	Other comprehensive income	Dividends	Capital increase	Merged net assets	Other	At March 31, 2021
Comgás	24,729	4,116	—	—	(1,290)	—	—	6	27,561
Compass Gás e Energia	32,880	4,624	—	—	(1,981)	—	—	17	35,540
Rumo S.A.	—	40,747	(22,455)	720	(136)	—	10,831,203	941	10,851,020
Sinlog Tecnologia em Logística S.A.	—	(279)	873	—	—	—	4,643	—	5,237
Cosan Limited Partners Brasil Consultoria Ltda	—	(58)	—	—	—	—	287	—	229
Cosan Lubes	582,283	19,901	—	25,490	—	—	—	—	627,674
TTA	15,834	538	—	786	—	—	—	—	17,158
Payly	2,423	(133)	—	—	—	1,750	—	—	4,040
	658,149	69,456	(21,582)	26,996	(3,407)	1,750	10,836,133	964	11,568,459

68

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

9  Investments in joint ventures

Changes to investments in joint ventures were as follows:

	Raízen Combustíveis S.A.	Raízen Energia S.A.	Total
Shares issued by the joint venture	1,661,418,472	7,243,283,198
Shares held by Cosan	830,709,236	3,621,641,599
Cosan ownership interest	50%	50%

At January 1, 2021	3,847,506	4,140,702	7,988,208
Interest in earnings of joint ventures	164,754	90,047	254,801
Other comprehensive (losses) income	(614,489)	538,763	(75,726)
Interest on capital (i)	(19,221)	—	(19,221)
Dividends (i)	—	(2,498)	(2,498)
At March 31, 2021	3,378,550	4,767,014	8,145,564

(i)                   Amount proposed but not paid in the period.

According to the terms of the jointly-controlled subsidiary - Raizen, the subsidiary Cosan is responsible for certain legal proceedings that existed before the formation of Raizen, net of judicial deposits on April 1, 2011, as well as tax installments under the terms of the tax amnesty and Refinancing program recorded in “Other taxes payable”. In addition, Cosan granted Raizen access to a credit line (stand-by) in the amount of US$ 350,000 thousand, unused on March 31, 2021.

The statement of financial position and statement of profit or loss of the joint ventures are disclosed in Note 4 – Segment information.

As of March 31, 2021, the Company was in compliance with the covenants of the contracts that govern the respective joint ventures.

1

69

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10 Property, plant and equipment, intangible assets, goodwill and contract asset

10.1 Property, plant and equipment

a)      Reconciliation of carrying amount

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives (i) | (iii)	Permanent easement (iii)	Construction in progress	Other	Total	Total
Cost
At December 31, 2020	262,442	289,852	—	—	53,423	135,851	741,568	81,529
Corporate reorganization (Note 1.2)	1,357,217	1,152,944	6,720,454	7,530,328	3,146,532	374,622	20,282,097	4,073
Additions	90	354	67	2,284	340,511	26	343,332	65
Disposals	—	—	(236)	—	—	—	(236)	—
Transfers (ii)	36,081	17,605	372,811	297,962	(751,661)	6,107	(21,095)	—
Effect of exchange rate fluctuations	8,677	13,219	—	—	320	8,731	30,947	—
At March 31, 2021	1,664,507	1,473,974	7,093,096	7,830,574	2,789,125	525,337	21,376,613	85,667

Depreciation
At December 31, 2020	(101,956)	(162,437)	—	—	—	(60,179)	(324,572)	(20,070)
Corporate reorganization (Note 1.2)	(415,398)	(579,129)	(2,561,600)	(2,647,648)	(13,379)	(27,699)	(6,244,853)	(1,349)
Additions	(7,109)	(20,401)	(37,488)	(43,549)	(594)	(3,172)	(112,313)	(1,526)
Disposals	—	—	429	—	—	—	429	—
Transfers (ii)	(17,300)	—	(26)	17,293	7	(12)	(38)	—
Effect of exchange rate fluctuations	(3,939)	(7,299)	—	—	—	(3,800)	(15,038)	—
At March 31, 2021	(545,702)	(769,266)	(2,598,685)	(2,673,904)	(13,966)	(94,862)	(6,696,385)	(22,945)

At December 31, 2020	160,486	127,415	—	—	53,423	75,672	416,996	61,459
At March 31, 2021	1,118,805	704,708	4,494,411	5,156,670	2,775,159	430,475	14,680,228	62,722

(i)	On March 31, 2021, wagons and locomotives in the amount of R$745,203 were pledged to guarantee bank loans (Note 5.6).
(ii)	They are substantially transferring from property, plant and equipment under construction as a result of the capitalization of reffered assets.
(iii)	Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, for railcars from 2.9% to 6%, locomotives from 3.3% to 8% and permanent easement from 3% to 4%.

70

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.2 Intangible assets and goodwill

	Consolidated							Parent Company
	Goodwill	Concession rights	Operating license	Trademarks	Customer relationships	Other	Total	Total
Cost
At December 31, 2020	977,307	10,758,762	—	63,408	1,029,212	311,562	13,140,251	15,462
Corporate reorganization (Note 1.2)	111,413	8,017,957	343,348	—	—	235,724	8,708,442	—
Additions	4,884	—	—	—	49,657	796	55,337	49
Disposals (ii)	—	(147,834)	—	—	(29)	—	(147,863)	—
Transfers (i)	—	335,122	—	—	395,166	(67,578)	662,710	9
Effect of exchange rate fluctuations	30,688	—	—	5,787	27,847	1,075	65,397	—
At March 31, 2021	1,124,292	18,964,007	343,348	69,195	1,501,853	481,579	22,484,274	15,520

Amortization:
At December 31, 2020	—	(2,333,680)	—	(9,201)	(509,297)	(242,777)	(3,094,955)	(13,271)
Corporate reorganization (Note 1.2)	—	(1,144,572)	(157,411)	—	—	(164,684)	(1,466,667)	—
Additions	—	(121,559)	(997)	—	(25,631)	(8,200)	(156,387)	(37)
Disposals (ii)	—	144,868	—	—	27	—	144,895	(190)
Transfers	—	(37,037)	—	—	(395,203)	37,035	(395,205)	—
Effect of exchange rate fluctuations	—	—	—	—	(9,003)	(3,783)	(12,786)	—
At March 31, 2021	—	(3,491,980)	(158,408)	(9,201)	(939,107)	(382,409)	(4,981,105)	(13,498)

At December 31, 2020	977,307	8,425,082	—	54,207	519,915	68,785	10,045,296	2,191
At March 31, 2021	1,124,292	15,472,027	184,940	59,994	562,746	99,170	17,503,169	2,022

(i)                   Contract asset transfers, the amount also includes a portion of the intangible asset that was reclassified to the financial asset.

(ii)                  Includes the amount of R$142,316 related to the write-off of fully depreciated assets.

71

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)                  Capitalization of borrowing costs

Capitalized borrowing costs for the period ended March 31, 2021, R$25,026 was capitalized at an average rate of 6.96% p.a. (R$9,265 at an average rate of 7.55% p.y. at March 31, 2020).

b)                  Amortization methods and useful lives

Intangible assets (excluding goodwill)	Annual rate of amortization	March 31, 2021	December 31, 2020

Comgás (i)	During the term of the concession and extension	8,608,770	8,425,082
Rumo(ii)		6,863,257	—
		15,472,027	8,425,082

Operating license for port terminal	3.70%	184,940	—
		184,940	—
Trademarks
Comma	Undefined	59,994	54,207
		59,994	54,207
Customers relationship
Comgás	20.00%	239,771	210,038
Moove	8.70%	321,162	309,877
Other	20.00%	1,813	—
		562,746	519,915
Other
Software license	20.00%	18,076	18,478
Other		81,094	50,307
		99,170	68,785

Total		16,378,877	9,067,989

(i)	Refers to the intangible asset for the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprised of: (i) the concession rights recognized in the business combination and (ii) concession assets.
(ii)	Refers to the concession contract of Rumo Malha Norte. The asset was identified and measured at fair value in the business combination between Rumo and ALL. The amount will be amortized until the end of the concession in 2079, being recorded in the income statement, under costs of services provided, in the depreciation and amortization group.

72

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

10.3 Contract asset

	Comgás	Moove	Total
Cost:
At January 1, 2021	686,690	9,248	695,938
Additions	174,925	8,959	183,884
Disposals	—	(5,748)	(5,748)
Transfers to intangible assets	(271,981)	—	(271,981)
At March 31, 2021	589,634	12,459	602,093

10.4 Right-of-use

Accounting policy:

The right-to-use asset is initially measured at cost, which comprises the initial measurement value of the lease liability, adjusted for any lease payments made up to that of the start date, plus any initial direct costs incurred by the lessee and an estimate of costs to be incurred by the lessee in disassembling and removing the underlying asset, restoring the location in which it is located or restoring the underlying asset to the condition required by the lease terms and conditions, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the start date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the lessee at the end of the lease term, or if the cost of the right-of-use asset reflect that the lessee will exercise the call option. In this case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as that of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

73

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated							Parent Company
	Land, buildings and improvements	Machinery, equipment and facilities	Railcars and locomotives	Software	Vehicles	Port and rail infrastructure	Total	Total
Cost:
At December 31, 2020	94,971	15,810	—	—	—	—	110,781	31,654
Corporate reorganization (Note 1.2)	282,565	31,857	937,268	87,028	13,925	7,440,652	8,793,295	11,561
Additions	410	6,121	—	—	13,188	—	19,719	209
Contractual adjustments	45	—	—	—	—	—	45	—
Disposals	—	(1,304)	—	—	—	—	(1,304)	—
Currency translation adjustments	3,204	298	—	—	—	—	3,502	—
At March 31, 2021	381,195	52,782	937,268	87,028	27,113	7,440,652	8,926,038	43,424

Amortization:
At December 31, 2020	(19,106)	(7,451)	—	—	—	—	(26,557)	(6,845)
Corporate reorganization (Note 1.2)	(100,177)	(6,759)	(362,498)	(13,252)	(13,618)	(478,741)	(975,045)	(3,131)
Additions	(7,078)	(2,108)	(8,821)	(371)	(19)	(21,657)	(40,054)	(988)
Disposals	—	1,480	—	—	—	—	1,480	—
Currency translation adjustments	(616)	61	—	—	—	—	(555)	—
At March 31, 2021	(126,977)	(14,777)	(371,319)	(13,623)	(13,637)	(500,398)	(1,040,731)	(10,964)
				—
At December 31, 2020	75,865	8,359	—	—	—	—	84,224	24,809
At March 31, 2021	254,218	38,005	565,949	73,405	13,476	6,940,254	7,885,307	32,460

11  Liabilities, provisions and commitments to the Granting Authority

The Company, through its subsidiaries, is a party to sub-concession and lease agreements with the Government. The main liabilities and provisions generated by the contracts are:

74

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

a)      Lease and concession instalments and balances in dispute

Accounting policy:

The Company records in this account the balance of the lease installments involved in disputes with the granting authority. The initial registration occurs at the amount of the installment at maturity, by transferring the “Liabilities for leases” account. Subsequently, the values are corrected by Selic.

Balances in installments with the Granting Authority are maintained in this account. The initial registration takes place at the amount that was left over from the resolution of the dispute. The amounts are corrected by Selic until payment.

Balances payable as a concession for concession rights (“Concessions”) are also recorded in this account, initially recorded as a contra entry to intangible assets. Subsequent measurement occurs at the effective rate.

	March 31, 2021	December 31, 2020
Lease and concession in dispute:
Rumo Malha Paulista S.A.	102,323	101,871
Rumo Malha Oeste S.A.	1,640,897	1,617,764
	1,742,768	1,719,635

Installment leases:
Rumo Malha Paulista S.A.	1,160,073	1,154,919
	1,160,073	1,154,919

Concessions:
Rumo Malha Sul S.A.	86,439	84,637
Rumo Malha Paulista S.A.	25,752	24,151
	112,191	108,788

Total	3,015,484	2,983,342

Current	159,745	158,705
Non-current	2,855,739	2,824,637
	3,015,484	2,983,342

75

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

 Lease and concession under litigation:

Rumo Malha Oeste also pleads for the reestablishment of the economic and financial balance, lost due to the cancellation of transportation contracts existing at the time of privatization, configuring changes in the regulatory scenario and conditions established in the Privatization Notice - in addition, the growth forecasts that defined the business value did not materialize. The lawsuit is pending before the Federal Regional Court of the second Region. The amount referring to the Company’s overdue installments was guaranteed by the acquisition of public debt securities (Letras Financeiras do Tesouro) or “LFT.” In March 2008, the Company obtained authorization to replace the guarantee with bank guarantee and in May 2008 the Company redeemed the amounts. In December 2014, a decision was handed down that upheld the lawsuit, recognizing the occurrence of economic and financial imbalance in the contracts. In December 2015, a request for replacement of letters of guarantee presented by the Company with guarantee insurance was granted. An appeal judgment is pending before the Federal Regional Court (Tribunal Regional Federal), or “TRF.” Management, supported by the opinion of its lawyers, assesses the chances of success as probable, but maintains the record of the liability because it is a contractual obligation not yet withdrawn from the Company, and because the amount is still pending.

Also in the context of the disputes involving the Western Network, in January 2020, the National Land Transport Agency (ANTT) decided to initiate an Ordinary Administrative Process to generate a conclusive report as to the suitability, or not, of the declaration of expiry of the concession of the Malha Oeste by the Union. The analysis will be conducted by a commission to be appointed by the Infrastructure and Railroad Cargo Transport Services area. Management, supported by the opinion of its lawyers, assesses the risk of loss as possible.

76

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On July 21, 2020, the Company filed with the ANTT, a request to qualify for a new bidding process to third parties of the object of the Concession Contract signed between Rumo Malha Oeste and the Brazilian government, through the Ministry of Transport (“Re-bidding Process”), according to Federal Law No. 13,448 of June 5, 2017, and regulated by Decree No. 9,957 of August 7, 2019.

Judicial deposits concerning the above claims totaled R$22,119.

Installment leases:

As a condition for entering the renewal amendment for Rumo Malha Paulista, there was a need for the Company to resolve the dispute involving the economic and financial rebalancing of the original contract. To this end, an agreement was signed between Rumo Malha Paulista, Brazilian Federal Government and ANTT, in which it was agreed: i) a credit in favor of the Company related to labor liens paid up to 2005; ii) the conversion of existing judicial deposits in favor of the Union; iii) an uncontroversial balance in favor of the Federal Government, divided into eight annual installments adjusted by Selic (balance transferred from the “Lease and concession under litigation” account to “Leased installments”); iv) a portion of liabilities to be offset against potential credits in favor of the Company, these credits, subject to the assessment to be carried out by a working group involving the parties (balance maintained in the “Lease and concession under litigation” account).

As a result of the agreement, suspensions of the proceedings for return lawsuits filed by Rumo against the Brazilian Federal Government were required to determine labor claims that were not part of the agreement (from 2005) and which will be the subject of an investigation to be carried out by working group involving the parties. In parallel, the parties will submit a request for judicial approval of the agreement in the records of the economic and financial rebalancing action of the contract.

77

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Leases and grants under IFRS16 (Note 5.8)

	March 31, 2021	December 31, 2020
Leases:
Rumo Malha Sul S.A.	588,094	600,745
Rumo Malha Paulista S.A.	465,566	475,647
Rumo Malha Oeste S.A.	221,679	179,568
Elevações Portuárias S.A.	98,681	76,925
Portofer Ltda.	11,935	12,463
	1,385,955	1,345,348

Grants:
Rumo Malha Paulista S.A.	505,278	492,222
Malha Central S.A.	504,375	491,354
	1,009,653	983,576

Total	2,395,608	2,328,924

Current	239,256	232,212
Non-current	2,156,352	2,096,712
	2,395,608	2,328,924

b)     Investment commitments

Sub-concession contracts to which the Company, through its subsidiaries, is a party, often includes commitments to execute investments with certain characteristics during the term of the contract. Can be highlighted:

The renewal addendum to the concession of Malha Paulista, which foresees the execution of a set of investment projects to increase capacity and reduce urban conflicts, estimated by the agency at R$6,100,000 (value updated until December 2017). Of this amount, around R$3,000,000 is included in the obligations, whose physical execution was 8%.

The Rumo Malha Central sub-concession contract provides for investments with a fixed term (one to three years from the signing of the contract), estimated by ANTT at R$645,573. As of December 31, 2021, the physical execution of obligation book projects was 58%.

78

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

The Elevações Portuárias concession and lease agreement provide for investments aimed at improving and modernizing the facilities and equipment allocated therein, estimated for R$340,000. At the balance sheet date, the subsidiary had made investments for R$270,629.

12  Other taxes payable

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
REFIS - Tax amnesty and refinancing program	193,108	193,352	201,885	199,587
ICMS – State VAT	—	—	220,513	182,227
COFINS – Revenue tax	30,195	44,428	56,889	62,801
PIS – Revenue tax	10,167	12,581	15,539	16,264
INSS – Social security	16,631	15,085	27,933	19,026
Withholding income tax	—	—	15,126	5,915
Other	554	1,155	38,178	28,151
	250,655	266,601	576,063	513,971

Current	109,828	125,368	427,666	367,076
Non-current	140,827	141,233	148,397	146,895
	250,655	266,601	576,063	513,971

79

 Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

13   Income tax and social contribution

a)    Reconciliation of income and social contribution tax expenses

	Parent Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020

Profit before taxes	521,732	(50,711)	666,439	102,526
Income tax and social contribution nominal rate (34%)	(177,389)	17,242	(226,589)	(34,859)

Adjustments to determine the effective rate
Interest in earnings of investees (non-taxable income)	305,802	139,882	86,226	65,336
Differences in tax rates on earnings (losses) of overseas companies	(3,401)	(4,523)	(19,899)	(22,163)
Granted income tax incentive	—	—	23,519	—
Share-based payment transactions	(37)	859	(37)	859
Interest on shareholders’ equity	—	—	(6,535)	(6,460)
Non-deductible expenses (donations, gifts, etc.)	—	—	(792)	4,258
Tax losses not recorded	—	—	(21,205)	796
ICMS benefit - extemporaneous tax credits (i)	—	—	198,784	—
ICMS benefit - current period (ii)	—	—	20,111	—
Other	(7,900)	(498)	(11,759)	6,411
Income tax and social contribution (current and deferred)	117,075	152,962	41,824	14,178

Effective rate - %	(22.44%)	301.63%	(6.28%)	(13.83%)

(i)	The indirect subsidiary Comgás recognized the extemporaneous credit in the amount of R$262,848 (R$198,784 principal and R$64,064 interest), used through their compensation with IR and CS payable overdue in the period, related to overpayments of Income Tax and Social Contribution for the years 2015 and 2016, when this benefit wasn't counted in the calculation of the IR and CS payable by the Company, due to the non-taxation of the benefit of the reduction of the ICMS calculation base in the State of São Paulo from 12% to 15.6% under art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,900 (“RICMS / SP”), with wording given by State Decree No. 62,399 / 2016. These credits were recognized by the Company based on its best understanding on the topic, substantiated by the opinion of its external legal advisors, which took into account all the jurisprudence applicable to the topic. The Company also took into account all the current accounting rules, which after being analyzed together, did not indicate any other accounting effect to be recognized.
(ii)	The subsidiary Comgás after from January 1, 2021, the Company changed its tax procedure, starting to exclude the benefit of the reduction in the ICMS calculation base, granted by the State of São Paulo, directly from the calculation of income tax and social contribution for the period.

80

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

b)   Deferred income tax assets and liabilities

The tax effects of temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities are presented below:

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Assets credit of:
Income tax losses	531,364	508,453	2,714,840	721,115
Social contribution losses	191,825	183,576	979,490	250,209

Temporary differences
Foreign exchange - Loans and borrowings	1,560,357	1,312,239	1,954,994	1,367,496
Provision for legal proceedings	65,729	64,407	300,057	91,535
Impairment provision	—	—	217,975	—
Post-employment benefits	—	—	203,975	200,461
Allowance for expected credit losses	—	—	30,383	16,664
Tax credit losses	6,985	6,985	83,808	38,684
Share-based payment transactions	—	—	20,959	4,857
Profit sharing	2,142	2,773	12,629	32,022
Interest on preferred shareholders payable in subsidiaries	264,444	167,412	264,444	167,412
Review of useful life of property, plant and equipment	—	—	391,611	(230,098)
Miscellaneous expense allowance	200,114	202,120	352,293	270,198
Other (i)	—	—	249,181	8,076
Total	2,822,960	2,447,965	7,776,639	2,938,631

(-) Deferred taxes assets net not recognized (ii)	—	—	(2,362,250)	(21,133)

Liabilities credit of:
Temporary differences
Business combination - property, plant and equipment	—	—	11,117	(37,547)
Tax deductible goodwill	(21,823)	(21,823)	(392,399)	(365,949)
Leases	—	—	2,044	(3,245)
Unrealized gains on derivatives instruments	(966,482)	(790,888)	(1,703,186)	(836,629)
Income on formation of joint ventures	(1,135,036)	(1,135,036)	(1,135,036)	(1,135,036)
Business combination - Intangible assets	—	—	(3,605,952)	(1,054,417)
Provision for realization - Goodwill recorded in equity	(449,153)	(449,153)	(449,153)	(449,153)
Other	1,125	2,967	327,594	322,861
Total	(2,571,369)	(2,393,933)	(6,944,971)	(3,559,115)

Total of deferred taxes recorded, net	251,591	54,032	(1,530,582)	(641,617)

Deferred tax assets	251,591	54,032	2,150,103	629,591
Deferred tax liabilities	—	—	(3,680,685)	(1,271,208)

(i)	Refers mainly to pre-operating expenses added to Rumo Malha Central.
(ii)	Refers mainly to tax losses and temporary differences of the Company, Rumo Malha Sul and Rumo Malha Oeste, which, under current conditions, do not meet the requirements for accounting for said income tax and social contribution assets deferred due to the lack of predictability of future generation of tax profits.

81

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Analytical movement in deferred tax assets and liabilities

	Parent Company
	Tax loss and negative basis	Employee benefits	Provisions	Other	Total
Balance on December 31, 2020	692,029	2,773	273,512	1,479,651	2,447,965
Credited / (charged) to the profit for period	31,160	(631)	(684)	97,032	126,877
Exchange differences	—	—	—	248,118	248,118
Balance on March 31, 2021	723,189	2,142	272,828	1,824,801	2,822,960

	Parent Company
	Effects on the formation of joint ventures	Unrealized income on derivatives	Other	Total
Balance on December 31, 2020	(1,135,036)	(790,888)	(468,009)	(2,393,933)
(Charged) to the profit for period	—	(175,594)	(82,326)	(257,920)
Recognized in equity	—	—	80,484	80,484
Balance on March 31, 2021	(1,135,036)	(966,482)	(469,851)	(2,571,369)

82

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated
	Tax loss and negative basis	Employee benefits	Provisions	Post-employment obligations	Property, plant and equipment	Other	Total
Balance on December 31, 2020	971,324	36,879	417,081	200,461	(230,098)	1,542,984	2,938,631
Corporate reorganization (Note 1.2)	2,638,981	29,389	584,013	—	652,716	995,740	4,900,839
Credited / (charged) to the profit for period	84,025	(32,680)	(16,578)	3,514	(31,007)	(306,019)	(298,745)
Recognized in equity	—	—	—	—	—	26,905	26,905
Exchange differences	—	—	—	—	—	209,009	209,009
Balance on March 31, 2021	3,694,330	33,588	984,516	203,975	391,611	2,468,619	7,776,639

	Consolidated
	Effects on the formation of joint ventures	Intangible assets	Unrealized income on derivatives	Leases	Fair value adjustment	Other	Unrealized credits	Total
Balance on December 31, 2020	(1,135,036)	(1,054,417)	(836,629)	(3,245)	—	(529,788)	(21,133)	(3,580,248)
Corporate reorganization (Note 1.2)	—	(2,545,467)	(801,495)	(18,706)	215,862	(66,408)	(2,322,732)	(5,538,946)
(Charged) / credited to the profit for period	—	(6,068)	(65,062)	23,995	(105,282)	(97,498)	(18,385)	(268,300)
Recognized in equity	—	—	—	—	—	80,273	—	80,273
Balance on March 31, 2021	(1,135,036)	(3,605,952)	(1,703,186)	2,044	110,580	(613,421)	(2,362,250)	(9,307,221)

Total deferred taxes recorded								(1,530,582)

The Company expects to realize the full-deferred tax on temporary differences.

83

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

14  Provision for legal proceedings and judicial deposits

The Company had provision for legal proceedings and judicial deposits recorded at March 31, 2021 and December 31, 2020 in respect of:

	Provision for legal proceedings
	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Tax	155,101	155,610	634,989	555,958
Civil, environmental and regulatory	79,800	75,001	382,662	200,597
Labor	77,807	78,208	376,802	131,239
	312,708	308,819	1,394,453	887,794

	Judicial deposit
	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Tax	301,549	296,223	470,914	414,413
Civil, environmental and regulatory	49,896	50,027	142,041	81,420
Labor	33,847	34,477	271,448	48,393
	385,292	380,727	884,403	544,226

Changes in provision for legal proceedings:

	Parent Company
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2020	155,610	75,001	78,208	308,819
Provisions	2,977	919	3,271	7,167
Settlement / Write-offs	(2,071)	(1)	(4,810)	(6,882)
Monetary variation (i)	(1,415)	3,881	1,138	3,604
At March 31, 2021	155,101	79,800	77,807	312,708

84

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Consolidated
	Tax	Civil, environmental and regulatory	Labor	Total
At December 31, 2020	555,958	200,597	131,239	887,794
Corporate reorganization (Note 1.2)	79,494	170,122	247,958	497,574
Provisions	3,264	2,249	10,434	15,947
Settlement / Write-offs	(2,596)	(3,517)	(18,143)	(24,256)
Monetary variation (i)	(1,131)	13,211	5,314	17,394
At March 31, 2021	634,989	382,662	376,802	1,394,453

(i)      Includes write-off of interest due to reversals.

The Company’s legal proceedings are secured by assets, cash deposit, bank guarantee or insurance guarantee.

The Company has indemnity actions in addition to those mentioned, which, since they are considered probable, were not recorded because they represent contingent assets.

a)      Probable losses

Tax: The principal tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Compensation with FINSOCIAL	—	—	296,919	296,445
INSS - Social security	63,299	63,109	98,503	73,835
State VAT - ICMS credit	23,123	28,440	88,469	42,272
PIS and COFINS	4,002	254	6,056	254
IPI - Excise tax credit - NT	54,559	53,707	54,559	53,697
Federal income taxes	901	900	8,395	9,508
Other	9,217	9,200	82,088	79,947
	155,101	155,610	634,989	555,958

85

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Labor claims: The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other matters, the payment of overtime, night shift premiums and risk premiums, the recognition of employment relationships and the reimbursement of discounts from payroll, such as social contribution and trade union charges. Additionally, we are involved in several labor administrative and judicial proceedings such as labor investigations and class actions filed by the labor prosecutor’s office regarding alleged non-compliance with certain labor regulations, including work and safety rules, labor conditions and work environment, and social assistance plans. Moreover, we entered into certain consent orders (Termos de Ajustamento de Conduta) with Brazilian authorities and in the event we fail to comply with such consent orders, we could be subject to fines.

b)     Possible losses

The principal proceedings for which we deem the risk of loss as possible are described below:

	Parent Company		Consolidated (i)
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Tax	4,642,673	4,527,947	13,807,860	9,761,688
Civil, environmental and regulatory	976,249	938,232	5,597,877	1,710,495
Labor	26,133	32,962	916,655	77,130
	5,645,055	5,499,141	20,322,392	11,549,313

(i)       With the corporate reorganization detailed in note 1.2, the processes were merged and are now consolidated.

86

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Tax:

	Parent Company		Consolidated
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020
Federal income taxes (i)	824,107	553,814	4,638,088	3,834,562
ICMS - State VAT (ii)	1,466,826	1,251,021	3,193,937	1,922,374
PIS and COFINS - Revenue taxes (iii)	1,227,142	1,162,790	2,152,321	1,314,144
IRRF - Withholding tax	1,332	1,323	1,230,466	1,093,718
Penalties related to tax positions (iv)	—	—	532,951	—
IPI - Excise tax credit - NT	314,627	314,525	455,793	455,121
MP 470 - Tax installments	241,657	369,322	358,113	241,224
INSS - Social security and other	114,315	159,460	185,875	210,357
Compensation with IPI - IN 67/98	138,142	138,687	183,875	137,976
Goodwill Rumo	—	—	85,136	—
Stock option	—	—	64,124	—
Other	314,525	577,005	727,181	552,212
	4,642,673	4,527,947	13,807,860	9,761,688

The main variations in the balances of possible tax contingencies in the period ended March 31, 2021 are due to the corporate reorganization (note 1.2) generated by the subsidiary Rumo and subsidiaries. Below is a description of the main processes:

(i)	Tax assessment notices requiring IRPJ and CSLL related: (a) Goodwill Malha Norte: Tax assessment notices issued for the collection of IRPJ and CSLL, combined with interest on late payment and official and isolated fines. According to the Federal Revenue, Rumo Malha Norte would have unduly amortized the goodwill from the acquisition of the companies Brasil Ferrovias S.A. and Novoeste Brasil S.A. (b) GIF, TPG and Teaçu premiums. Infraction notices drawn up for the collection of IRPJ and CSLL, combined with an official fine and late payment interest, in addition to an isolated fine, for the following reasons: Deduction, from the actual profit and the CSLL calculation base, from the amount corresponding to the amortization in acquisition of interest in Teaçu Armazéns Gerais S.A.; Deduction, from real profit and CSLL calculation base, of the amount corresponding to the amortization of goodwill paid by the companies TPG Participações S.A. and GIF LOG Participações S.A. on the acquisition of shares issued by Rumo Logística S.A.; (c) Labor provisions: In 2009, under the allegation that the Company would have excluded labor provisions from the calculation of taxable income and the adjusted calculation base of CSLL. In the understanding of the Tax Authorities, the write-offs of the labor provisions were made by the Company without the individualization of the processes (provisions and reversals), which would have an impact on the tax assessment. The likelihood of loss is possible, considering that the occurrence of the decay and that the Company complied with all tax rules related to the addition and exclusion of provisions in the calculation of IRPJ and CSLL.
87

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(ii)	Infraction Notices drawn up by the São Paulo State Finance Department, against Rumo Malha Paulista, for the period from February 2011 to July 2015, as well as 2014 and 2018, with the reporting of infractions for alleged lack collection of ICMS in the provision of rail transport services for export; improper credit of ICMS for alleged bookkeeping in the Book of Entries of amounts higher than those found in the Tax Books; improper credit of ICMS for acquisitions supposedly classified as use and consumption. Fines of 50% of the tax amount and 100% of the amount of credit considered undue were also included.
(iii)	The administrative demands for PIS and COFINS are substantially related to the disallowance of PIS and COFINS credits by the non-cumulative system related to the following items: a) credits launched out of time unaccompanied by prior rectification of tax returns; b) claims on expenses arising from mutual traffic contracts; c) credits related to expenses with services classified as inputs in the activity carried out by the Company that supposedly were not proven during the Inspection; d) credits on expenses with transportation of employees; e) credits related to electricity expenses; f) credits on expenses with machinery rentals and rentals that were not proven in the course of the Inspection; g) credits on expenses on the acquisition of machinery, equipment and other assets incorporated into the Company's fixed assets.
(iv)	The subsidiary Rumo was assessed for not considering the tax benefits of REPORTO (suspension of PIS and COFINS), under the allegation that the locomotives and wagons acquired in the year 2010 to 2012 were used outside the limits of the port area. Consequently, PIS and COFINS were required, in addition to the isolated fine corresponding to 50% of the value of the acquired assets.

In addition, the effects of IFRIC 23 - Uncertain Tax Position that could affect the accounting policies of the Company and its subsidiaries and these interim financial statements were not identified.

88

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Contingent assets

(i)

March 15, 2017, in case that sets a judicial precedent, the Brazilian Federal Supreme Court (Supremo Tribunal Federal) or “STF,” granted Extraordinary Appeal 574,706 against a decision that required the exclusion of a tax on sales and services which applies to goods, and transportation and communication (Imposto sobre Operações relativas à Circulação de Mercadorias e Prestação de Serviços de Transporte Interestadual e Intermunicipal e de Comunicação), or “ICMS,” in the calculation of the tax basis of social security regulations for unemployment insurance (Programa de Integração Social), or “PIS,” and retirement and health care contributions (Contribuição para o Financiamento da Seguridade Social), or “COFINS,” (respectively, the profit participation contributions due on certain revenues net of some expenses). Therefore, the amounts refer mainly to credits generated by excluding ICMS from the PIS and COFINS calculation basis. In 2018, the Company had already recognized credits related to periods after March 2017, based on the decision rendered on that date by the STF, in Extraordinary Appeal 574,706. In addition, the amounts related to the prior periods for the group companies with favorable final decisions for the referred subject were determined based on accounting and tax systems, considering the amount of ICMS highlighted in the invoices. The accuracy of the values was tested by crossing the information with relevant ancillary obligations.

In the subsidiary Comgás there is still an approximate amount of R$954,000, resulting from the period prior to the STF decision and without final judgment, which remains a contingent asset.

(ii)	On December 6, 2019, ARSESP published Resolution 933, for the purpose of non-tariff compensation to the Concessionaire, in the amount of R$697,233 in April 2018 currency, before monetary restatements, as a result of the 3rd Ordinary Tariff Review, a be applied in the form that may be defined by the Granting Authority until May 31, 2020. With the publication of the aforementioned Resolution, there are no more tariff discussions related to previous periods with the Regulatory Agency.

89

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

On May 27, 2020, ARSESP, through Deliberation No. 995, recalculated the amount object of Deliberation ARSESP No. 933, due to the update of the applicable regulatory remuneration base, reaching a credit in favor of the Concessioner in the amount of R$683,358 (previously was R$697,233), in 2018 currency, without capitalization, to be applied to the reversibility of assets at the time of the termination of the concession contract, or in the definition of the term extension of the current concession contract to recover the amount, or in the definition of the criteria for the extension of the current concession contract, as may be defined by Granting Authority. After certain additional review processes carried out by the Regulatory Agency (motivated by suits from customers and Comgás itself), which found that 4RTQ was overestimated, as well as 3RTQ, on the other hand, was underestimated in tariff terms, it was concluded that the correct amount of 3RTQ, after compensation for such errors by the agency would be estimated at R$296,191, which value on March 31, 2021 continues to be treated as a contingent asset.
(iii)	The Company has an indemnity proceeding due to the economic and financial imbalance of the Concession Agreement, with respect to tariff reviews. The right to recovery is the result of the wrong criteria followed for the tariff review. The updated case amount is R$778,139 by way of economic and financial rebalancing of the subsidiary Comgás, there was no accounting record.

15  Shareholders’ equity

a)      Share capital

The subscribed capital of R$6,365,853 as of March 31, 2021 and R$5,727,478 as of 31 December 2020, fully paid in, is represented by 394,210,000 nominative common shares, book-entry and without par value. According to the bylaws, the authorized capital may be increased up to the limit of R$7,000,000. After the approval of the proposal to split the shares issued by the Company on April 30, 2021 (Note 23), the number increased to 1,874,070,932 shares.

90

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

As at March 31, 2021 the Company's capital stock is composed by the following:

Shareholders - Common shares	Quantity before split	Quantity after split	%
Group control	168,190,533	672,762,132	35.90%
Administrators	6,221,713	24,886,852	1.33%
Free Float	292,309,436	1,169,237,744	62.39%

Total shares outstanding	466,721,682	1,866,886,728	99.62%

Treasury shares	1,796,051	7,184,204	0.38%

Total	468,517,733	1,874,070,932	100.00%

As a consequence of the corporate reorganization detailed in note 1.2, it was deliberate to increase the Company's capital by R$638,375, in addition to the effect of a reduction in the capital reserve in the amount of R$1,400,557.

b)     Treasury shares

On March 31, 2021, the Company had 1,796,051 shares in treasury (11,749,038 shares on December 31, 2020), whose market price was R$92.54. Additionally, 12,987 shares were delivered to the members of the share-based compensation plans. This reduction refers to: (i) the cancellations of 10,000,000 shares, equivalent to R$496,916 resulting from the corporate restructuring process as presented in note 1.2, effective on February 2, 2021, (ii) repurchase of 60,000 shares equivalent to R$4,778 and (iii) delivery of 12,987 shares to members of the share-based compensation plans.

On March 26, 2021, the Company approved the common share buyback program, with a maximum of 17,000,000 shares, representing 5.89% of the total shares available on the market, with the deadline until September 25, 2022, for the purpose of keeping in treasury, cancellation or sale. To date, no shares have been repurchased under this program.

91

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

c)      Other comprehensive (loss) income

	December 31, 2020	Comprehensive (loss) income	March 31, 2021
Loss on cash flow hedge	(761,203)	(256,387)	(1,017,590)
Foreign currency translation effects	782,899	272,535	1,055,434
Actuarial loss on defined benefit plan	(363,375)	—	(363,375)
	123,547	—	123,547
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	26,256	139	26,395
Total	(237,507)	16,287	(221,220)

Attributable to:
Owners of the Company	(252,610)	(10,709)	(263,319)
Non-controlling interests	15,103	26,996	42,099

	December 31, 2019	Comprehensive (loss) income	March 31, 2021
Loss on cash flow hedge	(234,575)	(155,635)	(390,210)
Foreign currency translation effects	50,183	610,682	660,865
Actuarial loss on defined benefit plan	(202,444)	—	(202,444)
Gain on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in fair value of financial assets net of tax	25,979	(1)	25,978
Total	(406,488)	455,046	48,558

Attributable to:
Owners of the Company	(349,501)	407,861	58,360
Non-controlling interests	(56,987)	47,185	(9,802)

92

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

16  Earnings per share

Basic earnings per share are calculated by dividing net earnings by the weighted average number of common shares outstanding during the period. The diluted earnings per share are calculated by adjusting the earnings and the number of shares by the impacts of potentially dilutive instruments.

The following table sets forth the calculation of earnings per share (in thousands of Brazilian reais, except per share amounts):

	Consolidated
	March 31, 2021	March 31, 2020 (Restated) (i)
Profit attributable from to ordinary equity holders - basic	638,807	102,250

Effect of dilution:
Dilutive effect of subsidiary's stock option plan	(2,839)	(879)
Dilution effect of Brado's liquidity option	(77)	—

Profit attributable to ordinary equity holders adjusted for the effect of dilution	635,891	101,371

Weighted-average number of shares outstanding - basic (In thousands of shares)	1,733,484	1,560,522

Dilutive effect of stock option plan	2,980	5,186

Weighted-average number of shares outstanding - diluted (In thousands of shares)	1,736,464	1,565,708

Earnings per share
Basic	R$ 0.3685	R$ 0.0655
Diluted	R$ 0.3662	R$ 0.0647

(i)	As disclosed in note 23, it was approved at the AGM of April 30, 2021 to split the Company's shares in the proportion of 1: 4. Consequently, the weighted average of the shares is being adjusted for all reference periods.

93

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Dilutive instruments

The Company’s subsidiaries have two categories of potential dilutive effects: share options and put options. For the share options, a calculation is done to determine the effect of the dilution in the profit attributable to shareholders of the parent due the exercise of the share options at subsidiaries. For the put option, is assumed to have been converted into ordinary shares, and the profit attributable to shareholders of the parent is adjusted.

The non-controlling shareholders of the indirect subsidiary Brado, are entitled to exercise the Liquidity Option provided for in the shareholders' agreement signed on August 5, 2013. This option consists of replacing the totality of the shares held by said non-controlling shareholders with a number of shares determined according to the established exchange ratio, which takes into account the economic value to be established both for the Brado business and for the Company's business. At the Company's sole discretion, an equivalent cash payment is also possible. The assumptions of value and form of settlement are subject to the decision of the arbitration proceeding and on March 31, 2021 the effect is antidilutive whereas for March 31, 2021 the best estimate is 3,264 shares, with dilutive effect, which, therefore, are considered in the analysis of diluted earnings per share.

Anti-dilutive instruments

In the period ended March 31, 2021, 17,000,000 shares related to the Company's share buyback plan have an antidilutive effect, therefore they were not considered in the analysis of diluted earnings per share.

94

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

17 Net sales

The following present the reconciliation between gross revenues and revenues presented in the income statement for the period:

	Consolidated
	March 31, 2021	March 31, 2020
Gross revenue from sales of products and services	5,636,373	4,215,497
Construction revenue	179,282	197,221
Indirect taxes and deductions	(1,099,856)	(906,206)
Net sales	4,715,799	3,506,512

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	March 31, 2021	March 31, 2020
At a point in time
Natural gas distribution	2,093,727	2,095,755
Electricity trading	219,210	168,775
Lubricants and basic oil	1,386,497	1,004,744
Other	24,756	13,594
	3,724,190	3,282,868
Over time
Railroad transportation services	759,107	—
Port elevation	26,244	—
Construction revenue	179,282	197,221
Other services	31,059	26,423
	995,692	223,644

Elimination	(4,083)	—

Total of net sales	4,715,799	3,506,512

95

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

18 Costs and expenses by nature

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of income by nature/purpose is as follows:

	Parent Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Raw materials	—	—	(1,013,029)	(749,081)
Commodity cost (natural gas)	—	—	(1,203,636)	(1,129,450)
Electricity purchased for resale	—	—	(218,703)	(169,489)
Transportation expenses	—	—	(452,959)	(218,169)
Depreciation and amortization	(2,474)	(2,814)	(311,311)	(143,520)
Personnel expenses	(17,429)	(12,706)	(252,519)	(126,519)
Construction cost	—	—	(179,282)	(197,221)
Expenses with third-party services	(9,798)	(5,409)	(110,857)	(65,720)
Selling expenses	—	—	(4,113)	(5,043)
Other	(17,636)	(13,993)	(145,721)	(132,786)
	(47,337)	(34,922)	(3,892,130)	(2,936,998)

Cost of sales	—	—	(3,369,867)	(2,486,377)
Selling expenses	—	—	(158,655)	(279,396)
General and administrative expenses	(47,337)	(34,922)	(363,608)	(171,225)
	(47,337)	(34,922)	(3,892,130)	(2,936,998)

19  Other income (expenses), net

	Parent company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Disposal of credit rights	—	(68,311)	—	(68,311)
Gain (loss) on disposal of non-current assets and intangibles	—	—	316	(1,781)
Net effect of legal proceedings	(24,013)	(7,027)	(35,459)	(6,775)
Revenue from scrap / eventual sales	1,240	—	11,375	—
Other	(2,267)	790	(5,158)	40,913
	(25,040)	(74,548)	(28,926)	(35,954)
96

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

20  Finance results

Details of finance income and costs are as follows:

	Parent Company		Consolidated
	March 31, 2021	March 31, 2020	March 31, 2021	March 31, 2020
Cost of gross debt
Interest on debt	(47,266)	(3,454)	(440,964)	(175,288)
Monetary and exchange rate variation	(125,730)	—	(1,029,497)	(1,719,422)
Derivatives and fair value measurement	477,239	1,349,217	1,064,956	1,199,844
Amortization of borrowing costs	(756)	(4,320)	(50,419)	(4,544)
Guarantees and warranties	—	—	(8,643)	(3,860)
	303,487	1,341,443	(464,567)	(703,270)

Income from financial investment and exchange rate in cash and cash equivalents	8,236	26,840	92,757	179,331
	8,236	26,840	92,757	179,331

Cost of debt, net	311,723	1,368,283	(371,810)	(523,939)

Other charges and monetary variations
Interest on other receivables	8,158	5,683	84,149	30,067
Monetary variation of other financial assets	(42,709)	(167,354)	(42,709)	(167,354)
Interest on other payables	(4,143)	(15,823)	(22,976)	(37,335)
Interest on lease liabilities	(841)	—	(76,732)	—
Interest on shareholders' equity	19,221	19,000	—	—
Interest on contingencies and contracts	(7,299)	—	(39,005)	—
Bank charges and other	(3,237)	(3,985)	(6,786)	(7,135)
Exchange variation and non-debt derivatives	(586,181)	(1,558,462)	93,958	82,499
	(617,031)	(1,720,941)	(10,101)	(99,258)

Finance results, net	(305,308)	(352,658)	(381,911)	(623,197)

Reconciliation
Finance expense	(202,357)	(291,755)	(171,818)	(748,020)
Finance income	36,325	60,779	191,152	265,649
Foreign exchange, net	(729,972)	(1,406,185)	(991,459)	(1,538,025)
Derivatives	590,696	1,284,503	590,214	1,397,199
Finance results, net	(305,308)	(352,658)	(381,911)	(623,197)

97

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

21  Post-employment benefits

	Consolidated
	March 31, 2021	December 31, 2020
Defined contribution
Futura II	238	129

Defined benefit
Futura	165,918	163,972
Comgás	568,135	564,576
	734,291	728,677

During the period ended March 31, 2021, the amount of the sponsors' contributions to the plans was R$7,434 (R$10,498 as of March 31, 2020).

22  Share-based payment

The plans have been administered by the Board of Directors, at its option, by a Committee, within the limits established in the guidelines for the elaboration and structuring of each plan and in the applicable legislation.

The detail of plans, including the quantity of granted shares and expected life in years is as follow:

a)      Share-based compensation plan

According to the plan, eligible employees can receive common shares annually without cash payment. The number of shares issued to program participants is the value of the offer divided by the weighted average price at which the Company's shares are traded on the Stock Exchange.

98

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

For share-based compensation settled with shares, the expense is based on the date of granting the fair value of the premiums that must be acquired during the grace period. For awards with graduated vesting, the fair value of each tranche is recognized during the respective grace period. At the end of each reporting period, the Company reassesses its estimates of the number of premiums that must be acquired and recognizes the impact of the revisions in the income statement.

The Black-Scholes methodology was used to calculate the fair value under the terms of the Share-Based Compensation Plan.

Subsidiary CLI has a phantom stock plan that provides for the granting of share appreciation rights (“SARs”) and other cash-based awards to certain employees. SARs offer the opportunity to receive a cash payment equal to the fair market value of the Company's common shares, less the concession price. The offsetting expense is recognized based on the fair value of the premiums that must be acquired and remain open at the end of the reporting period using a Black-Scholes option pricing model. Any changes in liabilities are recognized in profit or loss.

99

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Type of award / Grant date	Company	Expected life (years)	Granted	Exercised / canceled / transferred	Available	Fair value at grant date - R$
Stock grant programs
April 27, 2017	Cosan S.A.	5	274,000	(90,800)	183,200	37.00
July 31, 2017	Cosan S.A.	5	298,107	(99,212)	198,895	32.22
July 31, 2018	Cosan S.A.	5	210,602	(26,894)	183,708	38.61
July 31, 2019	Cosan S.A.	5	57,255	(5,020)	52,235	49.85
July 31, 2020	Cosan S.A.	5	17,243	—	17,243	83.73
			857,207	(221,926)	635,281

April 20, 2017	Comgás	5	61,300	(14,405)	46,895	47.80
August 12, 2017	Comgás	5	97,780	(13,616)	84,164	54.25
August 1, 2018	Comgás	5	96,787	(5,338)	91,449	59.66
July 31, 2019	Comgás	5	83,683	(3,997)	79,686	78.58
February 01, 2020	Compass Gás e Energia	5	1,858,969	—	1,858,969	13.58
			2,198,519	(37,356)	2,161,163

January 02, 2017	Rumo S.A.	5	1,476,000	(236,000)	1,240,000	6.10
September 01, 2017	Rumo S.A.	5	870,900	(144,450)	726,450	10.42
August 01, 2018	Rumo S.A.	5	1,149,544	(173,453)	976,091	13.94
August 15, 2019	Rumo S.A.	5	843,152	(61,023)	782,129	22.17
November 11, 2020	Rumo S.A.	5	776,142	(11,237)	764,905	20.01
			5,115,738	(626,163)	4,489,575
Stock grant - Modification
August 18, 2011	Cosan S.A.	1 to 12	1,501,626	(1,276,283)	225,343	22.80
August 31, 2015 (i)	Cosan S.A.	5 to 7	463,906	(463,906)	—	19.96
			1,965,532	(1,740,189)	225,343
Cash-settled transactions
July 31, 2019	Moove	5	132,670	—	132,670	6.74
July 31, 2019	Moove	5	106,952	—	106,952	13.36
			239,622	—	239,622

Total			10,376,618	(2,625,634)	7,750,984

100

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

(i)	On February 02, 2021, 12.987 shares were settled in cash in the amount of R$645.

a)      Reconciliation of outstanding share options

The movement in the number of awards outstanding and their related weighted-average exercise prices are as follows:

Stock option programs
At December 31, 2020	3,301,596
Vested	(38,479)
Transferred	4,532,761
Cancelled	(44,894)
At March 31, 2021	7,750,984

b)     Measurement of fair values

The weighted average fair value of the programs granted on March 31, 2021 and December 31, 2020 principal assumptions used in applying the Black-Scholes model were as follows:

	Stock grant programs
	Cosan S.A.		Compass		Comgás		Rumo
	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021	December 31, 2020	March 31, 2021
Weighted average fair value at grant date	39.12	50.88	13.58	13.58	60.07	78.58	13.12
Weighted average of key assumptions:
Share price at grant date	83.73	50.88	13.58	13.58	78.58	78.58	20.01
Risk-free interest rate	6.82%	6.82%	N/A	N/A	6.82%	6.82%	6.94%
Dividend yield	-	0.00%	N/A	N/A	-	-	-
Volatility factor	36.50%	36.50%	N/A	N/A	32.81%	32.80%	41.03%

c)      Expense recognized in profit or loss

Share-based compensation expense included in the statement of profit and loss for the period ended on March 31, 2021 and December 31, 2020 were R$6,489 and R$6,177, respectively.

101

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

23  Subsequent events

AGO's deliberations

On April 30, 2021, the Ordinary General Meeting approved: (i) Approval of the management accounts, the management report and the financial statements of the Company, accompanied by the report of the independent auditors, the opinion of the Fiscal Council and the opinion of the Statutory Audit Committee for the fiscal year ended December 31, 2020; (ii) Approval of the management's proposal for the allocation of the Company's results for the fiscal year ended on December 31, 2020; (iii) Installation of the Company's Fiscal Council; (iv) Establishment of the number of members of the Company's Fiscal Council; (v) Election of the effective and alternate members of the Company's Fiscal Council; and (vi) Establishment of the annual global remuneration of the administrators for the fiscal year 2021.

With the effect of the deliberations:

  Distribution of dividends

The distribution of mandatory and additional minimum dividends in the total amount of R$481,000.

  Legal reserve

For the constitution of a legal reserve, the amount of R$42,593 corresponding to 5% (five percent) of the net income for the year, pursuant to the terms of article 193 of the Brazilian Corporation Law;

  Statutory reserve

And the remaining portion related to the fiscal year ended on December 31, 2020 will be allocated to the Company's Special Reserve in the amount of R$328,266, as provided for in article 33, item (iv) of the Company By-Laws.

102

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Deliberations of the EGM

On April 30, 2021, the Extraordinary Shareholders' Meeting approved: (i) Amend the caput of article 5 of the Company By-laws, due to the cancellation of 10,000,000 (ten million) shares issued by the Company, carried out by the Board of Administration on February 5, 2021; (ii) Approval of changes to the Company's Indemnity Policy, formerly known as the Directors' Risk Management Policy; and (iii) Approval of the proposal for the split of the shares issued by the Company, in the proportion of 1:4, without changing the capital stock of the Company, consequently changing the caput of article 5 of the Company By-laws .

Issue of debentures Rumo Malha Paulista S.A.

On April 19, 2021, the Board of Directors approved the 2nd issue of simple debentures of the subsidiary Rumo Malha Paulista, not convertible into shares, of unsecured type, with additional personal guarantee, in two series of R$750,000 with a total value of R$1,500,000.

The first series has a 6-year term at an average cost of CDI + 1.69%. The second has a 10-year term at an average cost of IPCA + 4.60%. The two series will have semiannual interest payments and the proceeds of this funding will be used for investment. The funds raised will be invested in expansion works, maintenance of roads, acquisition of assets and technology.

Reduction of Rumo S.A's share capital and profit reserves by absorbing accumulated losses

On April 27, 2021 through the Annual and Extraordinary Shareholders' Meeting, in addition to other resolutions, Management proposed the absorption of the total accumulated losses in the financial statements of December 31, 2020, in the amount of R$3,760,663, with a reserve profit of R$253,599 and with capital in the amount of R$3,507,064, without cancellation of shares. Accordingly, the share capital of Rumo S.A. after the proposed capital reduction will be R$12,547,842.

103

Notes to the interim financial statements

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Payment 4131 Rumo Malha Central

On April 6, 2021, the Company settled, on the due date, Loan 4131 in the amount of R$209,908.

Funding of credit line with BNDES

On April 29, 2021, Comgás S.A. obtained a release of a credit line pre-approved by the BNDES in the amount of R$23,700, being remunerated by the IPCA + 3.245872% pa, maturing on April 16, 2029. The amount, net of IOF (financial transaction tax), was R$23,255.

Alteration of Comgás Headquarters

On April 28, 2021, the change of the Comgás subsidiary's head quarter office was approved, currently located in the City of São Paulo, State of São Paulo, at 4.100 Brigadeiro Faria Lima Avenue, 4th floor, Rooms 41 and 42, Itaim Bibi neighborhood, zip code 04538-132, for the City of São Paulo, State of São Paulo, at 134 Capitão Faustino de Lima Street, Brás neighborhood, zip code 03040-030, with the consequent amendment of Article 2 of the Company's Bylaws.

104

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2021

COSAN S.A.
By:	/s/ Marcelo Eduardo Martins
Name: Marcelo Eduardo Martins
Title: Chief Financial Officer